SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 4, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

MARKETING BROCHURE

Public Offer to the Holders of Shares and Warrants in Sonera

Telia AB and Sonera Corporation have agreed to merge. To effect the merger, Telia is making an offer to acquire all of the outstanding shares and warrants of Sonera.

The combined company will

•	be the clear leader in the Nordic telecommunications market;

•	hold strong positions in the Baltic countries;

•	have established opportunities to benefit from the growth of the emerging mobile telecommunications markets;

•	be able to deliver significant synergy benefits;

•	be a strong partner in the future shaping of the telecommunications industry; and

•	be proposed to be renamed TeliaSonera.

This marketing brochure is not a prospectus. Further information about the exchange offer, including the full terms and conditions, can be found in the prospectus that has been prepared by the board of directors of Telia. The prospectus, which is a combined exchange offer document in Finland and listing particulars in Finland and Sweden, approved by the Finnish Financial Supervision Authority and recognized by the Stockholm Exchange, is available at www.telia.com/investorrelations and at www.sonera.com/exchangeoffer and from the asset management branches of Nordea Bank Finland Plc, commercial paper offices of OKO Bank Group member cooperative banks, Okopankki Oyj and from HEXGate.

The exchange offer according to the prospectus is not directed to holders of Sonera’s securities in Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa or to persons whose participation would require additional prospectus, registration or other measures than those applicable under Finnish or Swedish law or under the rules governing the Form F-4 registration statement under the United States Securities Act of 1933.

CARNEGIE	GOLDMAN SACHS INTERNATIONAL	LEHMAN BROTHERS
Lead manager and	Financial advisers to Sonera
financial adviser to Telia

MERRILL LYNCH	NORDEA SECURITIES	OPSTOCK
Financial adviser to Telia	Lead arranger of the exchange offer	Co-arranger of the exchange offer

Contents

2	The Exchange Offer in Brief
4	Reasons for the Merger
6	Telia and Sonera Combined
10	Pro forma Financial Information for the Combined Group
12	Telia in Brief
14	Sonera in Brief
16	Telia - Financial Information
17	Sonera - Financial Information
18	Risk Factors
19	Tax Considerations
20	Main Terms and Conditions of the Exchange Offer
26	Questions & Answers

This is what you should do

•	Study the terms and conditions carefully.

•	Once you have decided to accept, fill in the acceptance form according to the instructions in the form. Your book-entry account operator will send the acceptance form to you.

•	Deliver the acceptance form according to the instructions given by your book-entry account operator.

The Exchange Offer in Brief

Exchange Ratio

1.51440 Telia shares are offered in exchange for each Sonera share(1). Fractional shares will be combined and sold and the shareholder will receive cash for fractional shares.

     One Telia warrant is offered in exchange for each warrant issued pursuant to Sonera’s 1999 and 2000 stock options programs.

Examples

10 Sonera shares	15 Telia shares	Cash from the sale of
0.144 Telia share

50 Sonera shares	75 Telia shares	+ cash from the sale of 0.72 Telia share
100 Sonera shares	151 Telia shares	+ cash from the sale of 0.44 Telia share
200 Sonera shares	302 Telia shares	+ cash from the sale of 0.88 Telia share
500 Sonera shares	757 Telia shares	+ cash from the sale of 0.20 Telia share
1,000 Sonera shares	1,514 Telia shares	+ cash from the sale of 0.40 Telia share

Main Conditions

The completion of the exchange offer is, among other things, conditional upon:

•	that shares representing more than 90 percent of the share capital and voting rights of Sonera being tendered;

•	approval of certain proposals by Telia shareholders at an extraordinary general meeting; and

•	prior receipt of all required approvals from relevant governmental and regulatory authorities.

For further information on the terms and conditions, please refer to page 20 and the prospectus.

How to Accept

If your holding of shares or warrants issued by Sonera is directly registered in the share-holders’register or the Depository on or about October 3, 2002, you will receive an acceptance form with tender instructions from the account operator managing the book-entry account where your Sonera shares or warrants are registered. The acceptance forms are also available from your book-entry account operator.

     The offer to holders of Sonera shares and warrants commences on October 7, 2002 and will expire at 4:00 p.m. Finnish time on November 8, 2002 unless the offer is extended.

     If you wish to accept the exchange offer, you have to complete, sign and return the acceptance form to your book-entry account operator in accordance with the relevant account operator’s instructions on or before 4:00 p.m. Finnish time on November 8, 2002 or, if the exchange offer period has been extended, before the expiry of the exchange offer period as extended. Please note that your book-entry account operator may ask you to return your acceptance form at an earlier date. Do not send the acceptance form to Telia or Sonera.

     If your Sonera shares or warrants have been pledged, the consent of the appropriate pledgee is required for acceptance of the exchange offer and it is your responsibility to obtain such consent.

Note 1: The exchange offer is also directed to holders of shares in Sonera represented by American Depository Shares (ADSs).Please refer to the prospectus.

     If your Sonera shares or warrants are registered in the name of a nominee (or other custodial institution) and you wish to accept the exchange offer, you have to make such acceptance in accordance with such nominee's instructions. Telia will not send you any documents relating to the exchange offer.

     Following your acceptance of the exchange offer, your Sonera shares and Sonera warrants will be converted into Sonera exchanged shares and Sonera exchanged warrants. These will be converted into Telia shares and Telia warrants upon completion of the exchange offer1. See Important Preliminary Dates.

Withdrawal Rights

Sonera securities tendered for exchange may be withdrawn at any time prior to the applicable expiration of the exchange offer, at 4:00 p.m. Finnish time on November 8, 2002 or if the exchange offer period has been extended, before the expiry of the exchange offer period as extended. The written notice of withdrawal must be submitted to the book-entry account operator to which the original acceptance form was delivered.

Announcement of the Results of the Exchange Offer

Telia expects that the results of the exchange offer will be announced on or about November 14, 2002, provided that the exchange offer period is not extended prior to that date. The announcement will be made through a stock exchange release.

Trading in Sonera Securities During the Exchange Offer Period and After Completion of the Exchange Offer and Delisting

Sonera shares and Sonera 1999A warrants not tendered in the exchange offer will continue to trade on the Helsinki Exchanges during the exchange offer period and after the completion of the exchange offer.

      Sonera exchanged shares and Sonera 1999A exchanged warrants are expected to be listed on the pre-list of the Helsinki Exchanges as from the first banking day after the announcement of the completion of the exchange offer.

      Sonera will seek to delist its securities from the Helsinki Exchanges as soon as practicable after completion of the exchange offer under applicable rules and regulations.

Delivery of and Trading in Telia Shares and Warrants

Telia shares and Telia warrants will be delivered to the Finnish book-entry accounts of the holders of the Sonera exchanged shares or Sonera exchanged warrants through a book-entry link between the Finnish Central Securities Depository and the Swedish Central Securities Depository. The Telia shares and Telia 2002/2005:A warrants are expected to become eligible for trading on the Helsinki Exchanges on or about December 2, 2002 provided that the exchange offer has not been extended.

Dividends

The Telia shares to be issued in connection with the exchange offer will have the same dividend rights as other currently outstanding Telia shares with respect to the fiscal year 2002 and subsequent years.

Tax Considerations

The share and warrant exchanges are not expected to give rise to any immediate tax consequences for Finnish private individuals. However, receipt of cash for fractional shares is likely to be taxed as capital gain in Finland. Furthermore, any dividends paid by Telia will be taxed as capital income in Finland. For further information, please refer to page 19, Tax Considerations, and the prospectus, especially regarding taxation of warrants.

Important Preliminary Dates

October 3	Distribution of marketing brochures and acceptance forms to registered holders of Sonera shares and warrants starts.
October 7	Acceptance period commences.
November 8	Acceptance period ends. Your book-entry account operator may require that you return your acceptance form at an earlier date.
November 14	Announcement of Telia's decision whether to complete, extend or abandon the exchange offer.
November 15	Start of trading for the Sonera exchanged shares and Sonera 1999A exchanged warrants on the pre-list of the Helsinki Exchanges[1].
November 29	Telia shares and warrants to be entered into book-entry accounts.
December 2	Start of trading for the Telia—shares and warrants on the main list of the Helsinki Exchanges.

Note 1: Please note that the completion of the exchange offer, after the expiration of the exchange offer period, will still be subject to one condition, refer to page 20 and the            prospectus. Therefore there can be no assurance that Sonera securities listed on the pre-list of the Helsinki Exchanges will be converted to Telia securities.

Reasons for the Merger

Telia and Sonera are both active in some of the most developed telecommunications markets in the world. Both companies also have joint interests in leading mobile and fixed line operators in the Baltic and Russian markets.

     Telia and Sonera believe that the merger will provide enhanced growth potential based on the current market positions and strategic fit of the two companies, and that the future prospects for both companies therefore will be improved through the merger.

     Telia and Sonera expect that the close geographic proximity of the companies and the shared strategic values will be very important in realizing the benefits of the combination. The most important benefits of the combination are summarized below.

Larger Customer Base in the Nordic Region and Strong Market Leadership

The combined company will be the largest telecommunications operator in the Nordic region. Based on the number of subscribers, the combined company will be the leading mobile operator in Sweden and Finland, the second ranking operator in Norway and the fourth ranking operator in Denmark. The total mobile subscriber base of the combined company in the Nordic region will be approximately 7.4 million following the merger. The combined company will also be the largest fixed voice and data provider in the Nordic region with leading positions in Sweden and Finland and a significant position in Denmark.

     Telia and Sonera expect that its significantly increased scale will enable the combined company to serve its customers better. The combined company will be able to offer seamless services to corporate customers throughout the region. The customer base of the combined company will also allow for faster development of integrated fixed and mobile service offerings.

Consolidation of Baltic Position

The combination will substantially strengthen the existing positions of Telia and Sonera in the Baltic region. AB Lietuvos Telekomas (in which the combined company will hold a 60 percent interest) and UAB Omnitel (combined interest of 55 percent), each of which are based in Lithuania, and Latvijas Mobilais Telefons SIA (combined direct and indirect interest of approximately 60 percent) in Latvia will become consolidated subsidiaries of the combined company. The combined company will also hold a 49 percent interest in each of AS Eesti Telekom (Estonia) and Lattelekom SIA (Latvia). As of June 30, 2002, the operators in the Baltic region had an aggregate of approximately 1.5 million mobile subscribers and 2.2 million fixed line accesses.

Strengthened Position in Russia and Eurasia

The combined company will have a direct and indirect holding of 43.8 percent in the Russian mobile operator MegaFon, a direct and indirect holding of 37.1 percent in the Turkish mobile operator Turkcell and a 58.55 percent holding in Fintur Holdings, which operates in emerging mobile markets through its holdings in mobile operators in Azerbaijan, Georgia, Kazakhstan and Moldova. As of June 30, 2002, the GSM operators within MegaFon had approximately 1.7 million subscribers, Turkcell had approximately 13.8 million subscribers and the mobile operators in which Fintur had a controlling interest had an aggregate of approximately 1.4 million subscribers.

Significant Synergies

Telia and Sonera expect to derive significant synergies as a result of the merger and have identified and quantified cost and capital expenditure synergies within a number of areas, mainly in the combined company’s wholly-owned Nordic operations.

     In addition, synergies are expected to be derived from combining Telia’s and Sonera’s interests in the Baltic region and Russia although such synergies have not been included in the amounts presented below. Telia and Sonera also expect to achieve revenue synergies, although these have not been quantified.

Cost Synergies 2002-2005

Telia and Sonera expect that the annual cost synergies will reach EUR 250 million by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 20 percent of this annual level by the end of 2003 and 50 percent by the end of 2004.

Distribution of Expected Cost Synergies

Capital Expenditure Synergies 2002-2005

Annual capital expenditure savings are expected to amount to approximately EUR 70 million by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 30 percent of this annual level by the end of 2003, and 60 percent by the end of 2004.

Distribution of Expected Capital Expenditure Synergies

Revenue Synergies

Revenue synergies have not been quantified, but are expected to be achieved mainly by combining the offerings of both companies and actively marketing such offerings to the combined company’s larger customer base, through improved customer retention and customer relationship management as well as through the implementation of best practices. The combined company is expected to have a more attractive customer offering for current and potential customers of both companies.

One-off Expenses 2002-2005

One-off expenses(excluding transaction expenses) resulting from the merger are expected to be limited in 2002 and to total approximately EUR 220 million over the years 2003-2005, of which approximately one third is capital expenditure. Most of the costs are related to the elimination of overlapping activities and most of the capital expenditure is related to investment in telecommunications and IT systems. The total transaction expenses related to the merger are expected to amount to approximately EUR 135 million.

Total Cash Flow Synergies after 2005

Telia and Sonera estimate that the total recurring annual pre-tax cash flow synergies to be generated from the merger will be approximately EUR 300 million after 2005.

Implementation

The identification of potential synergies has been conducted by working teams overseen by a joint Integration Office. The synergy areas comprise all of Telia’s and Sonera’s businesses. An implementation plan has been developed, the execution of which will commence immediately upon closing of the merger.

Strong Financial Resources and Cash Flows

The financial position of the combined company is expected to provide a solid and stable base from which to execute the strategy. In addition, management expects that the cash flow generation of the combined company will increase its ability to maintain its strong financial condition.

Attract Best Partners

Telia and Sonera believe that the transaction constitutes a major step in the consolidation of the Nordic telecommunications industry. Furthermore, Telia and Sonera expect that the larger scale operations and the combined competence of the two companies will make the combined company a strong partner in the future shaping of the telecommunications industry in the Nordic and Baltic regions and, in the longer term, in Europe.

Recommendation by Sonera’s Board of Directors

At a meeting on March 26, 2002, Sonera’s board of directors concluded that the exchange offer was in the best interests of Sonera and its shareholders and unanimously passed a resolution to recommend that Sonera shareholders participate in the exchange offer.

Resolution by Telia’s Board of Directors

On March 26, 2002, the Telia board of directors resolved to approve the combination agreement between Telia and Sonera. The Telia board of directors has determined that the exchange offer is fair to, and in the best interests of, Telia and its shareholders.

Undertaking by the Republic of Finland

The Republic of Finland, which owns 52.8 percent of the shares of Sonera, has irrevocably undertaken to Telia that it will tender all of its shares in Sonera in the exchange offer, provided that neither Sonera nor Telia has terminated the combination agreement in accordance with its terms.

Undertaking by the Kingdom of Sweden

The affirmative vote of holders of a majority of the votes cast at the extraordinary general meeting in Telia is required to (i) approve the authorization of the board of directors to issue the Telia shares which are necessary to implement the exchange offer and (ii) change the composition of the nomination committee. Furthermore, the affirmative vote of two thirds by number and voting power of the Telia shares represented at the extraordinary general meeting is required to (i) approve the authorization of the board of directors to issue the Telia warrants necessary to implement the exchange offer, and (ii) change the company name. The election of directors will be determined by a plurality of the votes cast. The Kingdom of Sweden, which holds 70.6 percent of the shares and votes of Telia, has undertaken, subject to the terms of the shareholders’ agreement with the Republic of Finland, that it will vote in favor of the resolutions necessary to implement the exchange offer, to be proposed by the board of directors of Telia at the extraordinary general meeting of Telia shareholders.

Combination Agreement and Shareholders’ Agreement

To facilitate the completion of the merger, Telia and Sonera have entered into a combination agreement. The combination agreement sets forth the terms and conditions of the exchange offer, certain representations, warranties and covenants of Telia and Sonera and the terms under which the exchange offer may be terminated.

     In connection with the execution of the combination agreement, the Kingdom of Sweden, the majority shareholder of Telia, and the Republic of Finland, the majority shareholder of Sonera, entered into a shareholders’ agreement.

     The combination agreement and the shareholders’ agreement are, in their entirety, included in the prospectus.

Telia and Sonera Combined

Business and Operations

The combined company will be the leading telecommunications group in the Nordic and Baltic regions. Based on number of customers, the combined company will be the largest mobile operator in Sweden and Finland, the second largest operator in Norway and the fourth largest operator in Denmark. The combined company will also be the largest fixed voice and data provider in the region with leading positions in Sweden and Finland and a significant position in Denmark. Furthermore, the combined company will be the largest operator in the Baltic region, with consolidated mobile and fixed line operations in Lithuania, consolidated mobile operations in Latvia, a minority interest in fixed line operations in Latvia and minority interests in mobile and fixed line operations in Estonia. The combined company will also have holdings in mobile companies in Russia, Turkey, Azerbaijan, Georgia, Kazakhstan and Moldova.

     On a combined basis as of June 30, 2002(1), the combined company TeliaSonera had approximately 9.8 million mobile customers. Furthermore, the combined company had approximately 8.6 million fixed network access lines and approximately 1.5 million Internet subscriptions across the Nordic and Baltic regions.

     Additionally, on a combined basis as of June 30, 2002, the associated companies of the combined TeliaSonera, had approximately 15.9 million mobile customers in Turkey, Russia and the Baltic region and approximately 1.2 million fixed network access lines in the Baltic region and approximately 0.1 million fixed network access lines in Finland.

     For the year ended December 31, 2001 and for the six months ended June 30, 2002, on a pro forma basis and not including the results of Fintur, net sales of the combined company amounted to EUR 8.9 billion and EUR 4.4 billion, respectively. As of June 30, 2002, the combined company had 30,045 employees on a combined basis(1).

     The combined company is proposed to be renamed TeliaSonera but will retain its current brand names, using Telia in Sweden and Denmark, Sonera in Finland, and NetCom in Norway.

     TeliaSonera will use the Swedish krona as its reporting currency but will also, in investor information, show key information in euro in relation to its results of operations, financial condition and cash flows.

Strategy of the Combined Company

The implementation of the strategy and business structure for TeliaSonera will not commence until the exchange offer has been completed. Until such time, Telia and Sonera will continue their respective operations under their current strategies and business structures.

     Members of the senior managements of Telia and Sonera have formulated a strategy for, and defined the governance of, the combined company. Following a review of the operations, financial condition and strategic direction of Telia and Sonera as stand-alone companies, Telia and Sonera have reached the following preliminary conclusions with respect to the strategy of the combined company.

Group Strategy

TeliaSonera’s overall focus will be on best serving its customers in its core business and creating value for its shareholders through stronger profits and cash flows.

Focus on Core Business

The principal focus of the combined company will be to further develop its business in its home market, which comprises the Nordic and Baltic markets. In Sweden, Finland and the Baltic countries, the combined company will provide a full range of telecommunications services to its customers, whereas in Norway and Denmark the combined company will initially offer a selected range of services with a focus on services that can be delivered profitably. Provided that the right expansion opportunities develop, the combined company intends to become a provider of a full range of services in all countries within its home market.

Growth opportunities outside of the home market

TeliaSonera intends to achieve growth through further development of its Russian business with the aim, in the longer term, of having Russia form part of TeliaSonera's extended home market.

     TeliaSonera will seek to grow and create value in the international mobile businesses in Turkey and Eurasia. The combined company will also seek growth in the refocused international carrier business.

Adopt Customer-oriented Approach

TeliaSonera will be in the business of providing telecommunications services to customers rather than providing technology or access to networks as such. Accordingly, TeliaSonera will aim at accelerating the refocusing of its operations from a technology-driven approach to a customer-oriented approach, thereby enhancing its ability to achieve growth in its core businesses. TeliaSonera will seek to be innovative in packaging its product and service offerings for both retail and business customers to better meet the needs of its customers for integrated and easy-to-use services.

Pursue Profitable Growth

TeliaSonera will seek balanced growth in its home market and target selected growth opportunities outside its home market where requirements for return on investment and other factors are satisfied, as well as continue to evaluate participation in the consolidation of the European telecommunications services industry. The intention is to:

•	achieve profitable growth in its core business through combined product and service offerings, cross-selling, telecommunications-intensive IT services and an intensified customer service approach;

•	pursue growth in Russia, e.g. by taking advantage of growth opportunities presented by the increasing penetration of mobile services;

•	pursue growth in international mobile operations in Turkey and Eurasia by enhancing the ability of majority-owned and associated companies in these regions to achieve growth through

Note 1:Adjusted for the planned divestments of Telia’s Finnish mobile operations and the cabel TV business in Sweden (Com Hem) as well as for the consolidation of Fintur, as of September 1, 2002.

TeliaSonera’s expertise in mobile communications; and

•	participate in the consolidation of the European telecommunications services industry through acquisitions, business combinations or partnership arrangements after careful evaluation of whether such a step would improve TeliaSonera’s ability to serve its customers and enhance shareholder value.

Generate Increased Profits and Cash Flow

TeliaSonera aims to significantly increase profits in the longer term, on an operating income level as well as on an EBITDA (earnings before depreciation and amortisation) and a net income per share level. Increased profits are expected to come from profitable growth, cost synergies from the merger, stand-alone efficiency improvements, improvement of under-performing businesses and divestment of non-core assets.

     TeliaSonera will have an equally strong focus on increasing operating cash flows, which are expected to come from increased profits, from anticipated capital expenditure synergies resulting from the merger and from a cautious business oriented approach to capital expenditures.

     TeliaSonera plans to maintain a strong financial position to enable it to develop its core business.

     The following actions will be undertaken to support increased profits and cash flows:

•	Implementation of synergies. For information on synergies, please refer to page 4.

•	Stand-alone efficiency improvements. TeliaSonera plans to realize savings from both the continuation of the independent companies’ on-going efficiency programs as well as from new efficiency improvement programs. The areas designated for improvement are similar to those in which expected synergy benefits are to be achieved. The larger size of the combined company is expected to allow it to use benchmarking more efficiently as a tool to achieve cost and capital expenditure savings.

•	Divestment of non-core assets. Both Telia and Sonera have divested non-core assets in recent years. TeliaSonera intends to continue to streamline its businesses by divesting operations and assets that are not essential to its core business. In particular, TeliaSonera is considering the potential divestment of the following businesses:

—	Divestment of the remainder of Telia’s present investments in telecommunications operators outside of the Nordic countries, the Baltic region and Russia in light of market conditions or otherwise in an effort to maximize return on such investments.

—	Sonera has entered into an agreement to divest a portion of its shareholding in SmartTrust and has divested a portion of its shareholding in Sonera Zed. TeliaSonera intends to continue the process of working with third parties to further develop these businesses.

—	TeliaSonera will consider the disposal of certain operations that could be sourced more efficiently from outside providers.

—	TeliaSonera will continue to cap its expenditure and investments in its international UMTS ventures to no more than EUR 450 million during the years 2002-2011. Sonera wrote down its investments in each of Group 3G and Ipse 2000 to zero in the second quarter of 2002 reflecting changes in the circumstances relating to such companies’ business plans and operating environments. In July 2002, the board of directors of each of Group 3G and Ipse 2000 decided to halt the commercial operations of the companies. The UMTS holdings are now being treated as financial investments.

—	TeliaSonera has agreed to dispose of Telia’s existing mobile operations in Finland and Telia’s existing cable TV business in Sweden as a condition to receive clearance for the merger from the European Commission (please refer to page 9).

Generate Increased Profitability from Improving Under-performing Businesses

TeliaSonera plans to improve the performance of its under performing businesses with the goal of having such businesses achieve profitability on an operating profit level and also result in a positive operating cash flow. Specifically, TeliaSonera plans to:

•	Transform the International Carrier business into a financially viable operation. TeliaSonera will aim to make its international carrier business cash flow positive as quickly as possible. In September 2002, Telia completed a comprehensive review of its international carrier operations, and decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of Telia International Carrier’s new strategy, it will focus on offering wholesale capacity and IP services to large customers over the profitable parts of its wholly-owned European and transatlantic networks. As part of the restructuring program, Telia has decided to close down Telia International Carrier’s Asian operations as well as its national voice reseller businesses in the United Kingdom and Germany, discontinue to offer domestic capacity services in the United States and terminate its co-location business. Telia will also significantly reduce the number of commercial points of presence of Telia International Carrier and centralize the sales, finance, administration and customer care resources of Telia International Carrier to Sweden. Telia also estimates that, as part of the restructuring, Telia International Carrier will reduce its current workforce of approximately 800 persons by more than 50 percent. The strategic refocusing and restructuring will also enable Telia International Carrier to substantially scale down the number of offices and technical facilities it maintains, as well as reduce the number of its operation and maintenance contracts and leased lines. Adjusted for the estimated restructuring charges, Telia expects its refocused international carrier operations to achieve positive cash flow during 2003.

•	Continue improvement of the operational performance in Telia’s Danish units. Telia has already taken actions to improve the performance of its Danish operations. Management expects that its current initiatives related to the Danish fixed voice and Internet services operations will improve the combined company’s market position in Denmark. Management also expects Telia’s new Danish GSM 900 network, which is due to be completed in 2002, to improve its market position in

Denmark. Starting from a small market share, challenging the largest operator in Denmark, TeliaSonera will aim to pursue growth. Telia’s Danish mobile operations have recently recorded strong customer growth, having increased its subscriber base by over 40 percent in the first half of 2002.

•	Continue restructuring of Sonera’s Service Businesses. Sonera commenced restructuring its unit Service Businesses in 2001 and has made a commitment that underlying EBITDA losses will not exceed EUR 50 million in 2002 and will reach at least break-even in 2003. This restructuring is proceeding according to plan and will be continued following the merger. Underlying EBITDA losses have already been reduced substantially to EUR 23 million for the first six months of 2002 compared to EUR 155 million for the same period in 2001.

Group Governance

TeliaSonera intends to ensure that the appointment of its executives and members of management will be based only on competence and ability.

Board of Directors

In accordance with the terms of the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland relating to the merger of Telia and Sonera, the board of directors of TeliaSonera will comprise a total of nine non-executive members. Initial members of the board of directors, in addition to the current chairmen of the boards of directors of Telia and Sonera, will include three representatives from each of the current board of directors of Telia and Sonera and one newly appointed independent director. As of the annual general meeting of the shareholders of TeliaSonera in the year 2003, two of the members appointed from the current boards of directors (one from each board of directors), will step down and two new independent directors will be appointed. In addition, the board of directors will include up to three employee representatives.

     The nomination committee of TeliaSonera will comprise the chairman and deputy chairman of its board of directors. The nomination committee shall organize a consultation procedure to provide the principal shareholders of the combined company an opportunity to participate in the nomination process. It is the intention that the board members initially appointed in connection with the exchange offer and re-appointed at the annual general meeting of the shareholders of the combined company in 2003 will serve at least until the annual general meeting of the shareholders of TeliaSonera in 2004.

     Tapio Hintikka, the chairman of the board of directors of Sonera, is proposed to be the chairman of the board of directors of the combined company and Lars-Eric Petersson, the chairman of the board of directors of Telia, is proposed to be the deputy chairman.

Management

TeliaSonera will operate as an integrated company with strong central control over strategic matters and over achievement of synergies and stand-alone improvements. At the same time, responsibilities for achieving profitability, day-to-day operations and local business will be decentralised to country-based profit centers. Central control of the combined company will be carried out by the corporate headquarters and two operational units.

Corporate Headquarters

The principal executive officers of TeliaSonera upon completion of the exchange offer will be as follows.
Mr. Anders Igel, chief executive officer
Mr. Harri Koponen, deputy chief executive officer
Mr. Kim Ignatius, chief financial officer
Mr. Michael Kongstad, responsible for corporate communications
Mr. Jan Henrik Ahrnell, responsible for corporate legal affairs
Mr. Harri Koponen, also responsible for the Marketing, Products and Services operational unit
Mr. Lars-Gunnar Johansson, responsible for the Networks and Technology operational unit

The Marketing, Products and Services operational unit will be responsible for the control of common product and services development in the combined company’s home market and will have key account responsibility for large multi-domestic home market accounts.

     The Networks and Technology operational unit will be responsible for the common telecommunications platforms and IT support platforms in the combined company’s home market and will also have responsibility for procurement.

     The two operational units will have authority over country-based profit centers on central control matters and over decisions involving a longer time horizon.

Country-based Profit Centers

Country-based profit centers will be grouped into four units. Upon completion of the exchange offer, the following persons will be responsible for the profit centers.
Mr. Anders Igel will, for the time being, be responsible for the profit center Sweden
Ms. Anni Vepsäläinen, responsible for the profit center Finland
Mr. Kenneth Karlberg, responsible for the profit center Norway, Denmark and the Baltic countries
Mr. Aimo Eloholma, responsible for the profit center International Operations, which will include Russia, Turkey, Eurasia and International Carrier

Country-based profit centers are to be responsible for all operational resources, including marketing, sales, network operations and development of products and services. In Sweden and Finland, the network operations units will be maintained separately from the units carrying out the corresponding retail activities, with transparent financial reporting and will also provide wholesale services to third-party operators. In Sweden and Finland, profit center responsibilities will be allocated based on customer segments, that is consumer, business and large corporate customers.

EU Clears the Merger between Telia and Sonera

The European Commission announced on July 10, 2002 the approval of the merger between Telia and Sonera. The approval is, inter alia, based on the following commitments by Telia and Sonera:

•	The combined company has committed to sell mobile operations, dealership chain and equipment related to its wireless LAN business in Finland.

•	The combined company has committed to sell cable TV business in Sweden (Com Hem).

•	The combined company has committed to hold its network businesses in separate legal entities from its retail activities.

•	The combined company has committed to make the combined company’s regulated wholesale fixed and mobile network products in Sweden and Finland available to third party telecommunication operators on a non-discriminatory basis compared to the terms on which they are offered internally within TeliaSonera.

•	The combined company has committed to make international GSM-wholesale roaming in Sweden and Finland available to third party mobile network operators on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. The combined company may require a reciprocal improvement from requesting third parties.

     Telia and Sonera do not believe that giving effect to these commitments will have a material effect on the results of operations, financial condition or cash flows of the combined company.

Share Capital and Ownership Structure

Following the completion of the exchange offer, and assuming full acceptance, the share capital of Telia will amount to SEK 15,064,015,724.80, represented by 4,707,504,914 shares at a nominal value of SEK 3.20 each.

     The shareholder structure of the combined company, based on the shareholder structure of Telia and Sonera respectively as of August 31, 2002, is set forth below.

TeliaSonera Pro forma Ownership

Source: The ownership of Finnish institutional investors and Finnish private investors are based on the shareholders’ register for Sonera held by the Finnish Central Securities Depository, and the Swedish institutional and Swedish private investor ownership are based on Ägarservice AB’s register of Telia shareholders.

Corporate Governance

In the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland, the parties have agreed that they will use their respective voting power at general meetings of TeliaSonera in a manner which is consistent with TeliaSonera exercising the highest standards of corporate governance principles.

     In addition, the parties agreed that they will, in advance of any shareholders meeting of TeliaSonera, consult with each other on any matter to be resolved by the general meeting of TeliaSonera shareholders.

Disclosure Obligation of Telia in Finland

The Finnish Financial Supervision Authority has granted an exemption to Telia, pursuant to which Telia may publish its annual financial statements, annual financial statement releases and interim reports in Finland prepared in accordance with the Swedish laws and regulations. Pursuant to the exemption, Telia has the option of publishing the annual financial statements only in English. However, Telia intends to publish all financial statements in Swedish, Finnish and English.

     Telia’s ongoing disclosure obligations are governed by the Finnish Securities Market Act and the Swedish Stock Exchange and Clearing Business Act as implemented by the listing agreement between Telia and the Stockholm Exchange. In accordance with the requirements of the Finnish Securities Market Act and the listing agreement with the Stockholm Exchange, Telia will inform the market of any matters likely to have a material impact on the value of the securities by issuing stock exchange releases. Pursuant to the new rules of the Helsinki Exchanges, that entered into force on September 1, 2002, Telia may issue press releases in accordance with the rules of the Stockholm Exchange. Telia intends to issue its press releases in Finland in Finnish, Swedish and English.

Pro forma Financial Information for the Combined Group

The following unaudited condensed pro forma consolidated financial statements give effect to the merger of Telia and Sonera and the related issuance of Telia shares and warrants assuming that 100 percent of the outstanding shares and warrants of Sonera will be exchanged, no warrants are exercised and that no cash consideration will be paid.

     For accounting purposes, the merger will be accounted for as Telia’s acquisition of Sonera using the purchase method of accounting. The final combination of Telia and Sonera will, under International Accounting Standards, IAS, be calculated based on the transaction value and the fair values of Sonera's identifiable assets and liabilities at the date of exchange of control. Therefore, the actual goodwill amount, as well as other balance sheet items, could differ from the preliminary unaudited condensed pro forma consolidated financial statements presented herein, and in turn affect items in the preliminary condensed pro forma consolidated income statement, such as goodwill amortization, income from associated companies and income taxes. The unaudited condensed pro forma consolidated income statements for the year ended December 31, 2001 and for the six-months period ended June 30, 2002 give effect to the merger as if the transaction had occurred on January 1, 2001. The unaudited condensed pro forma consolidated balance sheet as of June 30, 2002 gives effect to the merger as if the transaction had occurred on June 30, 2002.

     The unaudited condensed pro forma consolidated financial statements are based on the historical financial statements of Telia and Sonera, which are prepared in accordance with IAS and Finnish accounting standards, Finnish GAAP, respectively. Finnish GAAP differs in some respects from IAS. Accordingly, the historical financial statements of Sonera have been adjusted to conform to IAS for all periods presented in these unaudited condensed pro forma consolidated financial statements.

     Telia and Sonera each have ownership interests in three companies in Latvia and Lithuania (the “Baltic entities”). Telia and Sonera each account for their investments in those entities under the equity method. After the merger has been completed, these Baltic entities will become controlled subsidiaries of the combined group. The Baltic entities have been included in the unaudited condensed pro forma consolidated financial statements based on their historical financial statements, as if these entities had been controlled by the combined company since January 1, 2001.

     The European Commission has conditioned its consent to the merger of Telia and Sonera on Telia’s disposal of its Finnish mobile operations and its Swedish cable TV company Com Hem. Telia has included these disposals in the unaudited condensed pro forma consolidated financial statements based on historical financial statements, as if they had taken place on January 1, 2001. No account has been taken within the unaudited condensed pro forma consolidated financial statements to any severance or restructuring costs, or any synergies that may, or may be expected to, occur following the exchange offer.

     The unaudited condensed pro forma financial statements below have been derived from the prospectus, where all columns are presented only in SEK, except for the column Pro forma consolidated TeliaSonera, which is also presented in euro (converted based on the exchange rate SEK/EUR 9.1015 as of June 28, 2002). For convenience of the reader of this document, the columns that are only presented in SEK in the prospectus have been converted into euro using the average exchange rate during the applicable period for the income statements and the exchange rate on the applicable balance sheet date for the balance sheets. The difference resulting from the two different methods of conversion from SEK into EUR, is shown in the column Exchange rate adjustments.

     The unaudited condensed pro forma consolidated financial statements are only a summary and should be read in conjunction with the pro forma section with full notes, the historical consolidated financial statements and related notes of Telia and Sonera and other information included or incorporated by reference in the prospectus.

     Telia has presented these unaudited condensed pro forma consolidated financial statements for illustrative purposes only. The unaudited condensed pro forma consolidated financial statements are not necessarily indicative of the actual results of operations or financial position that would have been reported had the merger occurred on the dates indicated, nor are they necessarily indicative of future operating results or financial position.

Unaudited Condensed Pro forma Consolidated Income Statement 2001

Financial information for Sonera below may differ from the corresponding information in Sonera Financial Information on page 17 as a consequence of adjustments to conform to IAS. For additional information on IAS adjustments please refer to the prospectus.

						Exchange	Pro forma
Amounts in EUR millions,				EU	Pro forma	rate	consolidated
Unless otherwise stated, and under IAS	Telia [1]	Sonera [2]	Baltic [3]	requirements [4]	adjustments [5]	adjustments [6]	TeliaSonera

Net sales	6,179.9	2,187.4	620.6	(137.8)	(106.5)	147.7	8,891.3
Cost of sales	(4,368.9)	(1,125.4)	(296.4)	155.3	(31.1)	(95.6)	(5,762.1)
Gross income	1,811.0	1,062.0	324.2	17.5	(137.6)	52.1	3,129.2
Sales, administrative and R&D expenses	(1,938.7)	(944.9)	(173.6)	122.7	(89.8)	(51.0)	(3,075.3)
Other operating revenues and expenses	54.6	758.3	1.8	1.4	—	13.9	830.0
Income from associated companies	663.0	(376.8)	—	—	(56.0)	3.9	234.1
Operating income	589.9	498.6	152.4	141.6	(283.4)	18.9	1,118.0
Financial revenues and expenses	(70.4)	(393.7)	(12.5)	8.6	—	(8.1)	(476.1)
Income before taxes and minority interests	519.5	104.9	139.9	150.2	(283.4)	10.8	641.9
Income taxes	(315.2)	51.2	(4.5)	(41.8)	34.6	(4.8)	(280.5)
Minority interests	(2.4)	(0.6)	—	—	(61.6)	(1.1)	(65.7)
Net income	201.9	155.5	135.4	108.4	(310.4)	4.9	295.7
Earnings per share (diluted), EUR	0.07	0.17	—	—	—	—	0.06
Weighted average number of shares outstanding (’000) (diluted)	3,001,200	924,346	—	—	—	—	4,689,380

Unaudited Condensed Pro forma Consolidated Income Statement January – June 2002

Financial information for Sonera below may differ from the corresponding information in Sonera Financial Information on page 17 as a consequence of adjustments to conform to IAS. For additional information on IAS adjustments please refer to the prospectus.

						Exchange	Pro forma
Amounts in EUR millions,				EU	Pro forma	rate	consolidated
unless otherwise stated, and under IAS	Telia [1]	Sonera [2]	Baltic [3]	requirements [4]	adjustments [5]	adjustments [6]	TeliaSonera

Net sales	3,082.7	1,083.5	332.8	(93.5)	(45.2)	27.1	4,387.4
Cost of sales	(2,003.1)	(524.9)	(160.4)	92.5	(24.1)	(16.3)	(2,636.3)
Gross income	1,079.6	558.6	172.4	(1.0)	(69.3)	10.8	1,751.1
Sales, administrative and R&D expenses	(983.2)	(361.7)	(96.6)	56.4	(45.1)	(8.9)	(1,439.1)
Other operating revenues and expenses	(47.0)	(541.2)	2.1	(1.0)	—	(3.6)	(590.7)
Income from associated companies	41.0	(3,334.5)	—	—	(24.9)	(20.6)	(3,339.0)
Operating income	90.4	(3,678.8)	77.9	54.4	(139.3)	(22.3)	(3,617.7)
Financial revenues and expenses	(40.5)	16.5	(5.9)	4.1	—	(0.1)	(25.9)
Income before taxes and minority interests	49.9	(3,662.3)	72.0	58.5	(139.3)	(22.4)	(3,643.6)
Income taxes	(33.7)	1,161.7	(14.3)	(16.8)	16.1	6.9	1,119.9
Minority interests	0.9	—	—	—	(27.1)	(0.1)	(26.3)
Net income	17.1	(2,500.6)	57.7	41.7	(150.3)	(15.6)	(2,550.0)
Earnings per share (diluted), EUR	0.01	(2.24)	—	—	—	—	(0.54)
Weighted average number of shares outstanding (’000) (diluted)	3,001,200	1,114,752	—	—	—	—	4,689,380

Unaudited Condensed Pro forma Consolidated Balance Sheet as of June 30, 2002

Financial information for Sonera below may differ from the corresponding information in Sonera Financial Information on page 17 as a consequence of adjustments to conform to IAS. For additional information on IAS adjustments please refer to the prospectus.

						Exchange	Pro forma
				EU	Pro forma	rate	consolidated
Amounts in EUR million, and under IAS	Telia [1]	Sonera [2]	Baltic [3]	requirements [4]	adjustments [5]	adjustments [6]	TeliaSonera

ASSETS
Intangible fixed assets	2,992.1	109.3	69.2	(4.8)	3,143.5	—	6,309.4
Tangible fixed assets	5,021.2	1,207.7	687.7	(189.6)	—	—	6,727.0
Interest-bearing financial fixed assets	864.6	165.2	0.2	15.6	—	—	1,045.6
Deferred tax benefit	199.3	1,149.5	—	(1.0)	—	—	1,347.9
Other non-interest-bearing financial fixed assets	1,100.0	1,615.4	1.4	—	(295.5)	—	2,421.4
Total fixed assets	10,177.2	4,247.2	758.6	(179.9)	(2,848.2)	—	17,851.3
Interest-bearing current receivables	452.6	30.8	—	(0.2)	—	—	483.1
Inventories, other non-interest-bearing current receivables	2,110.5	554.5	124.0	(55.3)	(33.1)	—	2,700.8
Short-term investments	24.8	961.5	—	—	—	—	986.3
Cash and cash equivalents	332.6	82.1	66.9	(0.4)	—	—	481.1
Total current assets	2,920.5	1,628.9	191.0	(55.9)	(33.1)	—	4,651.3
TOTAL ASSETS	13,097.7	5,876.1	949.5	(235.8)	2,815.0	—	22,502.6
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	6,562.4	2,054.2	613.3	—	2,107.3	—	11,337.3
Minority interests	26.9	0.8	0.2	—	264.7	—	292.6
Provisions for pensions	197.1	—	—	(3.8)	—	—	193.3
Deferred tax liability	798.8	51.5	118.8	(0.8)	345.8	—	1,314.1
Other provisions	374.8	—	—	(1.0)	—	—	373.8
Total provisions	1,370.7	51.5	118.8	(5.6)	345.9	—	1,881.2
Long-term loans	2,300.0	2,219.2	40.0	(44.1)	130.1	—	4,645.2
Short-term loans	313.1	949.6	58.3	(123.7)	—	—	1,197.4
Non-interest-bearing liabilities	2,524.6	600.8	118.9	(62.4)	(33.0)	—	3,148.9
Total liabilities	5,137.7	3,769.6	217.2	(230.2)	97.1	—	8,991.5
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	13,097.7	5,876.1	949.5	(235.8)	2,815.0	—	22,502.6

Note 1: Historical financial statements of Telia

These columns reflect Telia’s historical consolidated income statement for the year ended December 31, 2001 and the income statement and balance sheet for the first six months of 2002, prepared and presented in accordance with IAS.

Note 2: Historical financial statements of Sonera

These columns reflect Sonera’s income statement for 2001 and for the first six months of 2002 and balance sheet as of June 30, 2002, restated to conform to IAS. The financial information for Sonera above may differ from the corresponding information in Sonera Financial Information on page 17, as a consequence of adjustments to conform to IAS.

Note 3: Jointly controlled Baltic entities

These columns reflect the historical financial statements of AB Lietuvos Telekomas, UAB Omnitel and Latvijas Mobilais Telefons SIA, which will become controlled subsidiaries of the combined TeliaSonera.

Note 4: EU requirements

These columns reflect the effect of the European Commission conditioning its consent to the TeliaSonera merger on, among other things, Telia’s disposal of its Finnish mobile operations and its Swedish cable TV company ComHem.

Note 5: Pro forma adjustments

Under the purchase method of accounting, Telia will allocate the total purchase price to Sonera’s assets and liabilities based on their relative fair values. The allocation reflected herein is preliminary and is subject to completion of valuations as of the date of the consummation of the merger. Consequently, the actual allocation of the purchase price could differ from that presented herein. Telia will complete the determination of fair values and the allocation of purchase price after the completion of the exchange offer transaction. The determination of fair values will be based on independent appraisal.

The combined company will amortize goodwill arising from the merger over 20 years under IAS.

Note 6: Exchange rate adjustments

In the column Pro forma consolidated TeliaSonera, which has been derived from the prospectus, both the income statements and the balance sheet have been converted into euro based on the exchange rate (SEK/EUR 9.1015) as of June 28, 2002. In all other columns, the pro forma income statements for 2001 and the six-month period January – June 2002 have been converted into euro based on the average exchange rates for the applicable period (SEK/EUR 9.2551 and SEK/EUR 9.1579, respectively), whereas the balance sheet as of June 30, 2002 has been converted into euro using the exchange rate as of June 28, 2002. The column Exchange rate adjustments illustrates the difference arising from the use of different exchange rate conversion methods and exchange rates.

Telia in brief

Telia is the leading telecommunications company in the Nordic region and a market leader in a number of growth areas, including mobile communications, broadband and Internet services and IP-based network services.

     Telia has a long tradition of innovation in the telecommunications sector. This tradition extends from the earliest developments in fixed-line telecommunications to Telia’s central role in the development of the digital mobile telecommunications standard, GSM, in the early 1990s and its recent launch of GPRS (General Packet Radio Service) in Sweden, Finland and Norway.

     As of June 30, 2002, Telia provided mobile telecommunications services to approximately 5.1 million subscribers in the Nordic region and had approximately 6.5 million fixed network access lines in Sweden. Telia also offers broadband and Internet services and, with approximately 1.2 million residential and business subscribers, Telia is the leading dial-up and broadband Internet service provider in the Nordic region. Telia also has extensive international carrier operations located primarily in Europe.

     As of June 30, 2002, Telia employed approximately 16,600 people.

     Telia’s business activities are organized into four business areas:

     Telia Mobile, Telia Networks, Telia Internet Services and Telia International Carrier.

•	Telia Mobile offers a comprehensive range of mobile services for residential and business customers in the Nordic region. Telia has also established a market presence in the Baltic region and Russia through its strategic investments in leading mobile operators in these areas.

•	Telia Networks provides a wide range of fixed-line services to residential and business subscribers as well as to wholesale customers in Sweden and Denmark. Telia has also established a market presence in Estonia and Lithuania through its strategic Investments in leading fixed-line operators in these regions.

•	Telia Internet Services offers dial-up and broadband Internet access services, value-added communications related services and cable and digital television services in Sweden and Denmark.

Distribution of External Net Sales by Business Area and Unit in 2001	Net Sales and Underlying EBITDA Margin

External Net Sales and Underlying EBITDA Margin

Note 1:	Underlying EBITDA equals operating income before depreciation, amortization and write-downs, net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, restructuring/phaseout of operations, personnel redundancy costs, year 2000 compliance (in 1998 and 1999), and expenses in conjunction with the initial public offering in 2000 and with the abandoned merger with Telenor in 1999.

Note 2:	Negative underlying EBITDA margin during one or several periods.

•	Telia International Carrier focuses on offering international wholesale voice, capacity and IP telecommunications services to large customers, which are primarily other carriers, mobile and fixed line operators, incumbents and service providers, over the profitable parts of its wholly owned European and transatlantic networks.

Telia Holding is a business unit that is responsible for managing Telia’s ownership interests in companies outside of Telia’s core operations and is reported as part of group-wide operations from April 2002.

Board of Directors

			Number of
	Year	Director	Telia shares
	born	since	owned[1]

Ordinary members:
Lars-Eric Petersson, Chairman	1950	2000	4,800
Peter Augustsson	1955	2001	800
Carl Bennet	1951	2000	10,000
Ingvar Carlsson	1934	2000	400
Anders Igel	1951	1999	100
Marianne Nivert	1940	2001	5,150
Lars Olofsson	1951	2001	0
Caroline Sundewall	1958	2001	1,000
Yvonne Karlsson[2]	1959	2001	100
Berith Westman[2]	1945	1993	650
Elof Isaksson[2]	1942	2000	1,150
Deputy members:
Magnus Brattström[2]	1953	2001	0
Stefan Carlsson[2]	1956	2002	650
Arja Kovin[2]	1964	2002	0

Note 1: Including shareholding through holding entities or affiliated persons.
 Note 2: Appointed by the unions.

Group Management

		Year of	Number of
	Year	employ-	Telia shares
	born	ment	owned[1]

Anders Igel President and Chief Executive Officer	1951	2002	100
Jörgen Latte Acting Chief Financial Officer	1954	2000	600
Jan Rudberg Responsible for new businesses	1945	1994	2,000
Lars Härenstam Head of Corporate Development and Human Resources	1949	1999	3,150
Kenneth Karlberg Head of Telia Mobile	1954	1987	1,400
Indra Åsander Head of Telia Internet Services	1956	2000	3,350
Eva Lindqvist Head of Telia International Carrier	1958	2000	1,750
Kennet Rådne Head of Telia Networks	1957	2001	1,000
Anders Gylder Head of Telia Sweden	1950	2000	1,750
Michael Kongstad Head of Corporate Communications	1960	2001	1,000
Joel Westin[2] Business Development Manager, Telia Networks	1970	1997	200

Note 1:	In addition, members of the group management hold warrants entitling to subscription of shares. For further information please refer to the prospectus.
Note 2:	Mr. Westin is a member of the group management for a period of 15 months.

The Telia Share and Ownership Structure

As of August 31, 2002, Telia’s issued and outstanding share capital was SEK 9,603,840,000 (€1,055 million) consisting of 3,001,200,000 shares with a nominal value of SEK 3.20 each (€0.35).

     The shareholders of Telia and their respective holdings on August 31, 2002 were as follows:

Shareholders

	Number	Percentage of
	of shares	outstanding
	(millions)	shares (%)

Swedish state	2,118.3	70.6
Robur-fonder	81.6	2.7
Alecta	77.7	2.6
Fjärde AP-fonden	40.1	1.3
SEB-fonder	39.8	1.3
Nordea-fonder	38.8	1.3
Livförsäkrings AB Skandia	34.9	1.2
AFA Försäkring	27.4	0.9
Andra AP-fonden	25.3	0.8
SEB-Trygg försäkringar	23.4	0.8
Others	493.9	16.5

Total	3,001.2	100.0

Source: Ägarservice AB

Share Price Development for the Telia Share

On September 30, 2002 the closing share price of the Telia share was SEK 23.30.

Sonera in Brief

Sonera is the leading provider of telecommunications services in Finland, one of the most sophisticated telecommunications markets in the world. Mobile communications, which accounted for approximately 55 percent of Sonera's total revenue in 2001, is its principal area of focus. As of June 30, 2002, Sonera provided mobile communication services to approximately 2.5 million subscribers in Finland. In addition to being the leading mobile communications provider in Finland, Sonera has also made investments in mobile and fixed line operators and joint ventures outside of the Nordic countries, and in August 2002, Sonera acquired control in Fintur with approximately 1.4 million GSM subscribers in certain Eurasian countries. Sonera has also committed substantial resources to the development of new services and applications for mobile communications as well as for data and media services.

     Sonera is one of the leading providers of domestic local and long-distance and international fixed line voice and data services in Finland. Sonera provides local fixed voice services primarily in the more sparsely populated areas of eastern and northern Finland and a broad range of voice and data services to large corporate customers and small and medium enterprises throughout Finland. Sonera also has significant investments in fixed-line communications operators in the Baltic countries. As of June 30, 2002, Sonera had approximately 0.7 million fixed network access lines in Finland. As of June 30, 2002, Sonera had approximately 7,500 employees. Sonera reports in five segments:

•	Mobile Communications Finland, which consists of the domestic mobile telecommunications operations.

•	International Mobile Communications, which focuses on managing and developing Sonera’s interests in mobile communications operators outside of Finland.

•	Sonera Telecom, which includes Sonera's fixed-network voice and data services and Sonera's equipment sales businesses.

•	Service Businesses, which consists of businesses that focus on the development and sale of technologically advanced products and services.

•	Other Operations, which principally consists of intra-Group operations.

Sonera is primarily active in Europe and also holds minority interests in companies in the Baltic countries, Russia and Turkey. In 2001, substantially all of Sonera’s revenues were derived from activities in Europe.

Distribution of Revenues by Segment in 2001	Revenues and Underlying EBITDA Margin

Revenues and Underlying EBITDA Margin

Note 1:	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses.

Note 2:	Negative underlying EBITDA margin during all the periods presented.

14

Board of Directors

			Number
			of Sonera
	Year	Director	shares
	born	since	owned

Tapio Hintikka, Chairman	1942	2001	—
Jussi Länsiö,Vice Chairman	1952	2000	—
Jorma Laakkonen	1943	2001	750
Eva Liljeblom	1958	2001	660
Roger Talermo	1955	2001	—
Esa Tihilä	1964	2001	—
Tom von Weymarn	1944	2001	2,850

Executive Management Team

			Number
		Year of	of Sonera
	Year	employ-	shares
	born	ment	owned[1]

Harri Koponen President and Chief Executive Officer	1962	2001	7,972
Aimo Eloholma Deputy CEO and Chief Operating Officer and acting Head of Sales and Marketing	1949	1974	18,552
Kim Ignatius Chief Financial Officer	1956	2000	2,000
Jari Jaakkola Head of Corporate Communications & IR	1961	1997	7,878
Jaakko Nevanlinna Head of Production and Networks	1956	1991	942
Niklas Sonkin Chief Strategy Officer	1967	1988	1,500
Anni Vepsäläinen Head of Human Resources and Competencies and acting Head of Products and Services	1963	1987	—

Note 1:	In addition,members of the executive management team hold warrants entitling to subscription of shares. For further information please refer to the prospectus.

The Sonera Share and Ownership Structure

As of August 31, 2002, Sonera’s issued share capital was EUR 479,579,743.47, consisting of 1,115,301,729 shares with no nominal value.

     The shareholders of Sonera and their respective holdings as of August 31, 2002 were as follows:

Shareholders

	Number	Percentage of
	of shares	outstanding
	(millions)	shares (%)

Finnish State	588.9	52.8
Ilmarinen Mutual Pension Insurance Company	8.6	0.8
The Local Government Pensions Institution	5.3	0.5
State’s Pension Institution	4.8	0.4
Varma-Sampo Mutual Pension Insurance Company	4.3	0.4
LEL Employment Pension Fund	3.5	0.3
Mutual Insurance Company Eläke-Fennia	2.8	0.2
Suomi Mutual Life Insurance Company	2.3	0.2
Kuningas H.& Co	2.1	0.2
Suomi Insurance Company	2.0	0.2
Others	490.7	44.0
Total	1 115.3	100.0

Source: Finnish Central Securities Depository register

Share Price Development for the Sonera Share

On September 30, 2002 the closing share price of the Sonera share was EUR 3.68.

Telia – Financial Information

							As of or for the six months
	As of or for the year ended December 31						ended June 30

	1997	1998	1999	2000	2001	2001	2001	2002	2002
IAS	(SEK)	(SEK)	(SEK)	(SEK)	(SEK)	(EUR)[1]	(SEK)	(SEK)	(EUR)[1]

(in millions, unless otherwise stated)								(unaudited)
INCOME STATEMENT DATA
Net sales	45,665	49,569	52,121	54,064	57,196	6,180	27,795	28,231	3,083
Costs of production	(29,634)	(30,988)	(31,206)	(33,028)	(40,435)	(4,369)	(18,001)	(18,344)	(2,003)
Sales, administrative, and research and development expenses	(13,456)	(15,045)	(14,887)	(16,326)	(17,943)	(1,939)	(8,324)	(9,004)	(983)
Other operating revenues and expenses, net	806	4,388	(805)	8,493	506	55	278	(430)	(47)
Income from associated companies	(163)	(704)	723	(1,197)	6,136	663	51	375	41
Operating income	3,218	7,220	5,946	12,006	5,460	590	1,799	828	90
Financial net	(90)	(77)	34	(289)	(652)	(70)	(388)	(371)	(41)
Income after financial items	3,128	7,143	5,980	11,717	4,808	519	1,411	457	50
Taxes	(946)	(2,092)	(1,754)	(1,447)	(2,917)	(315)	(848)	(308)	(34)
Minority interests	40	(40)	(4)	8	(22)	(2)	(22)	8	1
Net income	2,222	5,011	4,222	10,278	1,869	202	541	157	17

OTHER INCOME STATEMENT DATA
Earnings per share (diluted) (SEK, EUR)	0.78	1.76	1.48	3.50	0.62	0.07	0.18	0.05	0.01
Cash dividend per share (SEK, EUR)	0.40	0.42	0.49	0.52	0.50	0.05	—	—	—
Operating margin (%)	7.0	14.6	11.4	22.2	9.5	9.5	6.5	2.9	2.9
Net profit margin (%)	4.9	10.1	8.1	19.0	3.3	3.3	1.9	0.6	0.6
Weighted average diluted number of shares outstanding (in thousands)	2,851,200	2,851,200	2,851,200	2,932,757	3,001,200	3,001,200	3,001,200	3,001,200	3,001,200

CASH FLOW DATA
Cash flow from operating activities	8,920	10,301	10,715	10,152	10,416	1,125	2,810	4,701	513
Cash flow from investing activities	(12,426)	(8,967)	(10,701)	(37,121)	3,632	392	(2,678)	(4,094)	(447)
Cash flow from financing activities	3,896	(2,301)	1,005	26,818	(6,608)	(714)	(405)	(6,535)	(714)
Cash flow for the period	390	(967)	1,019	(151)	7,440	804	(273)	(5,928)	(647)

OTHER RATIOS
Underlying EBITDA[2]	12,324	13,309	14,059	13,087	12,915	1,395	6,362	6,968	761
Underlying EBITDA margin (%)	27.0	26.8	27.0	24.2	22.6	22.6	22.9	24.7	24.7

BALANCE SHEET DATA
Intangible fixed assets	1,566	1,844	2,146	25,198	26,816	2,883	26,884	27,233	2,992
Tangible fixed assets	39,239	34,801	33,318	43,807	47,314	5,087	47,361	45,700	5,021
Financial fixed assets	8,666	12,553	18,023	22,335	20,784	2,235	20,563	19,695	2,164
Current assets	16,439	18,080	23,117	31,375	33,277	3,578	35,384	26,581	2,921
Total assets	65,910	67,278	76,604	122,715	128,191	13,782	130,192	119,209	13,098
Shareholder’s equity	25,487	29,344	32,893	55,988	59,885	6,438	58,570	59,728	6,562
Minority interests	306	210	210	320	204	22	1,497	245	27
Provisions	12,262	7,735	10,488	11,351	13,107	1,409	12,042	12,475	1,371
Long-term debt	7,082	6,491	9,123	20,876	25,193	2,709	26,092	20,933	2,300
Current debt	7,731	7,062	6,934	13,166	3,931	423	10,685	2,850	313
Non-interest-bearing liabilities	13,042	16,436	16,956	21,014	25,871	2,781	21,306	22,978	2,525
Total equity and liabilities	65,910	67,278	76,604	122,715	128,191	13,782	130,192	119,209	13,098

OTHER BALANCE SHEET DATA
Capital employed	46,329	43,440	50,936	92,374	90,971	9,781	99,097	85,250	9,367
Operating capital	39,192	34,921	39,160	75,042	70,150	7,542	78,361	70,008	7,692
Net interest-bearing liabilities	14,609	6,767	7,527	20,235	10,661	1,146	19,069	10,336	1,136
Debt/equity ratio (multiple)	0.60	0.24	0.24	0.37	0.18	0.18	0.33	0.17	0.17
Equity/assets ratio (%)	36.8	41.5	41.0	44.4	46.2	46.2	44.4	49.9	49.9

Note 1:	Conversion into EUR is based on the average exchange rate for the applicable period for income statement data and on the exchange rate as of the balance sheet date for balance sheet data.

Note 2:	Underlying EBITDA equals operating income before depreciation, amortization and write-downs, net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, restructuring/phaseout of operations, personnel redundancy costs, year 2000 compliance (in 1998 and 1999), and expenses in conjunction with the initial public offering in 2000 and with the abandoned merger with Telenor in 1999.

16

Sonera – Financial Information

						As of or for the six
	As of or for the year ended December 31					months ended June 30

Finnish GAAP	1997	1998	1999	2000	2001	2001	2002

(in EUR millions,unless otherwise stated)						(unaudited)
INCOME STATEMENT DATA
Revenues	1,352	1,623	1,849	2,057	2,187	1,082	1,084
Other operating income	18	24	45	1,589	916	902	382
Operating expenses	(881)	(1,097)	(1,226)	(1,599)	(1,820)	(890)	(1,204)
Depreciation and amortization	(204)	(261)	(281)	(299)	(332)	(168)	(161)
Operating profit	285	289	387	1,748	951	926	101
Equity income (loss) in associated companies	19	59	110	121	(202)	(94)	(3,979)
Sales and write-downs of short-term investments	—	—	—	—	(272)	—	(43)
Financial income and expenses	5	(2)	—	(9)	(32)	(27)	12
Profit (loss) before income taxes, minority interest and extraordinary items	309	346	497	1,860	445	805	(3,909)
Income taxes	(89)	(94)	(126)	(318)	(35)	(128)	1,246
Minority interest in income	—	(1)	(1)	(1)	(1)	1	—
Extraordinary items, net of income taxes	—	—	—	(35)	—	—	—
Net income (loss)	220	251	370	1,506	409	678	(2,663)

OTHER INCOME STATEMENT DATA
Net income (loss) per share (euro)	0.25	0.29	0.42	1.68	0.44	0.74	(2.39)
Cash dividends per share (euro)	0.04	0.15	0.07	0.10	0.07	0.07	—
Operating profit margin (%)	21.1	17.8	20.9	85.0	43.5	85.6	9.3
Net income (loss) margin (%)	16.2	15.5	20.0	73.2	18.7	62.7	(245.7)
Weighted average diluted number of shares outstanding (in thousands)	878,061	878,362	881,632	902,193	924,346	906,091	1,114,752

CASH FLOW DATA
Cash provided by operating activities	455	508	442	227	197	22	289
Cash (used in) provided by investing activities	(531)	(1,126)	(771)	(4,572)	1,223	495	(7)
Capital expenditures	(373)	(351)	(338)	(430)	(359)	(172)	(107)
Investments in shares and shareholder loans	(22)	(898)	(410)	(4,852)	(572)	(431)	(123)
Cash provided by (used in) financing activities	93	632	309	4,394	(1,410)	(523)	(295)

OTHER RATIOS
Underlying EBITDA[1]	489	587	647	501	562	224	386
Underlying EBITDA margin (%)	36.2	36.2	35.0	24.4	25.7	20.7	35.6

BALANCE SHEET DATA
Intangible assets	42	53	69	116	98	114	90
Property, plant and equipment	1,090	1,123	1,159	1,265	1,269	1,279	1,198
Long-term investments and receivables	293	1,231	1,826	4,779	6,068	5,914	2,761
Inventories	15	22	36	40	33	44	15
Receivables	281	292	404	3,418	610	695	562
Cash and short-term investments	145	93	115	156	716	1,999	1,044
Total assets	1,866	2,814	3,609	9,774	8,794	10,045	5,670
Shareholders’equity	1,312	1,424	1,801	3,233	4,575	3,956	1,856
Minority interest	—	12	14	16	13	17	1
Long-term debt	171	788	1,124	1,842	2,007	2,586	2,236
Other long-term liabilities	86	91	115	171	148	145	204
Current debt	2	135	172	3,955	1,473	2,755	950
Other current liabilities	295	364	383	557	578	586	423
Total shareholders’equity and liabilities	1,866	2,814	3,609	9,774	8,794	10,045	5,670

OTHER BALANCE SHEET DATA
Net debt	28	830	1,181	5,641	3,268	5,122	2,142
Net debt/equity (%)	2.1	57.8	65.1	173.6	71.2	128.9	115.3
Equity/assets (%)	70.9	51.5	50.6	33.4	52.4	39.7	32.9

Note 1:	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses.

Risk Factors

In deciding whether to tender your Sonera securities in connection with the exchange offer, you should carefully consider all the risks described, as well as other information, which are included in the prospectus. A selection of some of these risks, which are specifically related to the exchange offer, the combined company’s business, certain legal and regulatory matters and the main owners, is set out briefly below.

Risks Related to the Exchange Offer

•	One condition to the exchange offer, related to the valuation of the exchange offer in comparison to the price payable for Sonera shares in a subsequent mandatory redemption offer, will continue to apply after the expiration of the exchange offer period until Telia completes or abandons the exchange offer. For further information on such condition, please refer to page 23, Mandatory Redemption Offer and Compulsory Acquisition, and the prospectus. The existence of this condition poses two main risks for holders of Sonera securities:

–	Because this condition will continue to be in effect after the expiration of the exchange offer period, you cannot be certain that the exchange offer will be completed at the time of the expiration of the exchange offer period.

–	Because shareholders’ withdrawal rights cease after the expiration date of the exchange offer; if you tender your securities in the exchange offer, you risk being unable to withdraw your securities for a substantial period of time after the expiration date of the exchange offer period and before the scheduled settlement date of the exchange offer, currently expected to be approximately 15 business days, during which time Telia may decide to terminate the offer.

•	Holders of Sonera shares and warrants who tender their securities in the exchange offer will receive a fixed number of Telia securities in the exchange offer, not a fixed value.

•	Regulatory authorities have already imposed and may seek to impose conditions that could reduce the anticipated benefits of the merger.

•	Telia and Sonera may have difficulty integrating their large and complex businesses and realizing the anticipated benefits of the merger.

•	Holders of securities in Sonera who do not participate in the exchange offer may, if the offer is completed, choose to participate in a mandatory redemption offer that may result in a cash payment that is either higher or lower than the value of the share consideration to be received in connection with the exchange offer.

Risks Related to the Combined Company’s Business

•	The revenues and profitability of the combined company could decline if the growth in the Nordic telecommunications markets slows.

•	Increased competition in the Nordic mobile and fixed network communications markets may result in decreased prices, loss of market share or inability to gain market share.

•	The combined company faces a number of significant risks relating to its investments in UMTS licenses and networks.

•	Telia’s international carrier operations are expected to face continued intense competition, which may lead to further price declines and margin pressure. In light of continued turbulence in the market, Telia has decided to restructure its international carrier operations, which will result in Telia recording significant restructuring provisions and asset write-downs in the third quarter of 2002. In addition, certain of Telia’s customers in the international carrier business are experiencing, or may in the future experience, financial difficulties, which may negatively impact the business.

•	The combined company will have significantly more outstanding debt than Telia as a stand-alone entity. This may trigger a ratings downgrade for Telia and result in the combined company having higher borrowing costs and reduced financial flexibility as compared to Telia as a stand-alone entity.

•	Telia has made substantial investments in developing and marketing its broadband services. Broadband services are relatively new to the Nordic market and there can be no assurance that the combined company’s broadband services will achieve profitability.

•	To obtain clearance for the merger from the European Commission, Telia has agreed to dispose of its mobile operations in Finland and its cable TV business, Com Hem, in Sweden. Telia may be unable to find buyers for such businesses on satisfactory terms. In addition, the sale of Com Hem may have a negative effect on the growth of Telia’s Internet Services business.

•	Telia’s cooperation with Tele2 in connection with the buildout and operation of a UMTS network in Sweden may not be successful.

•	The value of the combined company’s investments in telecommunications companies outside of Western Europe may be adversely affected by political, economic and legal developments in these countries.

•	The combined company may not be able to fully realize anticipated tax benefits resulting from Sonera’s recent write down of its UMTS investments in Germany and Italy.

•	There can be no assurance that future impairment tests of goodwill and other intangible assets will not result in charges to earnings or affect the combined company’s ability to pay out dividends.

Risks Related to Legal and Regulatory Matters

•	The combined company will operate in a regulated industry and changes in, or adverse applications of, the regulations affecting it could harm its operating results and financial condition.

•	The market position of the combined company will subject it to legal constraints that may negatively affect its revenues.

Risks Related to the Combined Company’s Ownership by the Kingdom of Sweden and the Republic of Finland

•	The Kingdom of Sweden and the Republic of Finland may sell significant amounts of shares in the combined company and this could significantly depress the market price of the combined company’s shares.

Tax Considerations

The prospectus contains a summary of certain tax consequences under Finnish tax law and the Nordic tax treaty applicable to the exchange offer for shareholders and holders of Sonera warrants who are resident in Finland for tax purposes. You are advised to read the Taxation section of the prospectus and consult your own tax advisors as to the tax consequences resulting from the exchange offer. This applies especially to holders of shares and warrants that are tax residents outside Finland, e.g. employees who hold and exchange their warrants in the exchange offer.

     The following issues,described in more detail under Taxation in the prospectus, refer to tax considerations for private individuals holding shares and warrants only. The description below is only applicable to residents in Finland for the purposes of Finnish internal tax legislation.

Tax Consequences Related to the Exchange Offer

Generally, the exchange offer may be accepted by residents in Finland without any Swedish tax consequences.

     Provided that the exchange offer will qualify as a tax neutral share exchange under Finnish law, the receipt of Telia securities in the exchange offer generally will be tax neutral for Finnish tax purposes.

     As fractional Telia shares will not be delivered to holders of Sonera shares in connection with the exchange offer, holders of Sonera shares will receive cash consideration to the extent of their entitlement to fractions of Telia shares. Any cash payment that the holders of Sonera shares receive in connection with the exchange offer for fractional entitlements may be subject to Finnish capital gains taxes. In addition, any subsequent disposal of Telia shares received pursuant to the exchange offer may be subject to Finnish capital gains tax. As of the date of the prospectus, the Finnish capital gains tax rate is 29 percent.

Taxation of Warrants

Under the Finnish Income Tax Act, any benefit derived from employee stock warrants is taxed as employment income at the time the employee stock warrants are exercised. Employment income is taxed at a progressive rate. The exercise of an employee stock warrant is deemed to take place when the warrants are exchanged for the shares to which they are entitled to or when the warrants are disposed of. Taxable employment income will be calculated using the fair market value of the shares at the exercise date less the price paid for the shares and/or warrants.

     As employee stock warrants are not specifically mentioned in the share exchange provision contained in the Finnish Business Income Tax Act, Finnish tax treatment in connection with a share exchange is unclear.

     Following an advance ruling application made by an individual warrantholder regarding the exchange of Sonera warrants for Telia warrants, the Finnish Central Tax Board has stated that this exchange is not regarded to be an exercise of the employee warrant.

     Although in light of this recent decision stating that the exchange of Sonera warrants for Telia warrants should not result in taxation of employment income for the concerned Sonera employees, it should be noted, that the decision is not yet legally binding and may be revised by the Finnish Supreme Administrative Court due to the appeal made by the representative of the state.

Taxation of Dividend Income

Dividend income received on Telia shares which are received in connection with the exchange offer will not qualify for a tax credit under the Finnish imputation system. Therefore, any dividend income, which a Finnish resident shareholder receives on Telia shares will generally be subject to Finnish tax.

     Dividends received from a company listed on a foreign stock exchange are taxed in Finland as investment income. Therefore, the dividend distributed by Telia to a Finnish resident is currently taxable at a rate of 29 percent in Finland.

     However, Swedish withholding tax will generally be imposed on dividends paid by a Swedish company to a shareholder not resident in Sweden. According to the Nordic tax treaty Swedish withholding tax of 15 percent will normally be levied on dividends paid to shareholders’ resident in Finland, Swedish withholding tax imposed may, under Finnish tax law and the Nordic tax treaty, be credited against taxes levied in Finland. This tax credit is not received automatically and has to be claimed specifically.

Transfer Tax

If the Sonera shareholder having accepted the exchange offer is a Finnish resident, a transfer tax may be levied in Finland on such transfer of Sonera shares. Telia has, pursuant to the terms of the exchange offer, undertaken to pay such a transfer tax, if any.

Net Wealth Tax

Telia and Sonera shares listed on an exchange, which are held by Finnish residents, are valued at 70 percent of their fair market value for Finnish wealth tax purposes. Net wealth tax is levied on property owned by a Finnish taxpayer on December 31 of a given tax year. As of the date of the prospectus, the wealth tax in Finland amounted to EUR 80 on net wealth of EUR 185,000 and an additional 0.9 percent on any net wealth in excess of this amount.

Mandatory Redemption or Compulsory Acquisition

The effect of a payment of any cash amount in a mandatory redemption or compulsory acquisition on a tax neutral share exchange has not been addressed in Finnish tax legislation and is partly open to interpretation. We recommend that shareholders and warrantholders participating in the exchange offer seek advise from their tax advisors in order to acquire more exact information on such tax consequences.

Main Terms and Conditions of the Exchange Offer

See full and complete terms and conditions in the prospectus and study them carefully.

Terms of the Exchange Offer

The boards of directors of Telia and Sonera decided on March 26, 2002 to merge the businesses of the two companies. The merger will be effected through an exchange offer to all holders of outstanding shares and warrants in Sonera (the “exchange offer”) in accordance with the main terms and conditions set forth below.

In the exchange offer Telia is offering:

(i)	1.51440 shares of Telia, nominal value of SEK 3.20 each, in exchange for each Sonera share, with no nominal value, validly tendered in the exchange offer; and

(ii)	one Telia warrant in exchange for each warrant issued pursuant to Sonera 1999 and 2000 stock option programs, validly tendered in the exchange offer. In this connection Telia is offering:

One Telia warrant	For each Sonera warrant

2002/2005:A	1999A
2002/2005:B	1999B
2002/2008:A	2000A1
2002/2008:B	2000B1
2002/2008:C	2000C1
2002/2008:D	2000A2
2002/2008:E	2000B2
2002/2008:F	2000C2
2002/2010:A	2000A3
2002/2010:B	2000B3
2002/2010:C	2000C3
2002/2010:D	2000A4
2002/2010:E	2000B4
2002/2010:F	2000C4

For a description of the terms of the Telia warrants, please refer to page 24.

Summary Conditions to Completion of the Exchange Offer

The obligation of Telia to accept for payment and pay for Sonera shares and Sonera warrants tendered pursuant to the exchange offer shall be subject only to the satisfaction or, if permitted by applicable law, prior waiver by both Telia and Sonera, of the following conditions:

•	that (i) the capital increase necessary to complete the exchange offer through the issuance of new Telia shares and Telia warrants and (ii) the election as directors of Telia, effective as of the completion of the exchange offer, of the persons nominated pursuant to the shareholder’s agreement between the Kingdom of Sweden and the Republic of Finland, shall have been approved by the vote of Telia shareholders;

•	that a number of Sonera shares (including shares represented by ADSs) representing more than 90 percent of the shares and votes in Sonera (on a fully diluted basis), shall have been validly tendered and not withdrawn;

•	that no court of competent jurisdiction or any governmental or regulatory (including stock exchange) authority, agency, commission, body or other governmental entity shall have issued or entered any order which has the effect of making any of the transactions related to the exchange offer illegal or otherwise prohibiting their consummation and that such transactions shall not otherwise be illegal under any applicable competition law or regulation;

•	that any waiting period (and any extension thereof) applicable to the consummation of the transactions related to the exchange offer under any competition, merger control or similar law of the European Union, Sweden, Finland or any other relevant jurisdiction, shall have expired or been terminated;

•	that all consents, approvals, authorizations and registrations required to be obtained from the applicable governmental entities to consummate the transactions related to the exchange offer shall have been obtained (unless the failure to obtain any such consents, approvals and authorizations would not result in an event that is, or is reasonably likely to be, materially adverse to the business, assets, financial condition or results of operations of either Telia or Sonera);

•	that the Telia shares to be issued pursuant to the exchange offer shall have been authorized for listing on the Stockholm Exchange and the Helsinki Exchanges and the Telia ADSs to be issued in connection with the exchange offer have been approved for quotation on the Nasdaq National Market;

•	that the combination agreement shall not have been terminated by either Telia or Sonera in accordance with its terms;

•	that there are no circumstances which prevent or materially hinder the implementation of the combination of the businesses of Telia and Sonera due to legislation, legal rulings, decisions by public authorities or the like in Sweden, Finland or elsewhere, which exist or are anticipated at the time, or due to other circumstances beyond the control of Telia, including without limitation, that Telia determines in good faith, following consultation with Sonera, that the cash offer price to be paid by Telia for each share of Sonera in connection with the mandatory redemption offer that Telia may be required to make pursuant to Finnish law following the completion of the exchange offer would, pursuant to an opinion of independent, reputable legal counsel based upon a ruling of or consultation with the Finnish Financial Supervision Authority, be higher than the equivalent cash value of the Telia shares offered in exchange for each such share pursuant to the terms of the exchange offer as determined pursuant to Finnish law; provided that the difference between such offer price to be paid in such mandatory redemption offer and such cash value of the Telia shares multiplied by the aggregate number of shares issued and outstanding in Sonera shall exceed EUR 300 million; and

•	that the registration statement relating to the Telia shares and warrants offered in connection with the exchange offer shall have become effective in accordance with the provisions of the U.S. Securities Act of 1933, as amended, no stop order suspending the effectiveness of this registration statement shall have been issued by the U.S. Securities and Exchange Commission (SEC) and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn and all state securities or blue sky authorizations necessary to consummate the exchange offer shall have been obtained and be in effect.

Any of the exchange offer conditions may, subject to applicable law, be waived, but only if both Telia and Sonera agree in writing to such waiver.

Exchange Offer Period and Extension

The offer to holders of Sonera shares and warrants will commence on October 7, 2002 and expire at 4:00 p.m., Finnish time (9:00 a.m. New York City time) on November 8, 2002 unless the offer is extended.

     Telia may from time to time extend the period of time during which the exchange offer is open until all the conditions listed above have been satisfied or waived. The maximum duration of the exchange offer is three months from the commencement of the exchange offer period. If, however, all consents, approvals, authorizations and registrations required to be obtained from the applicable governmental entities have not been obtained within three months from the commencement of the exchange offer period, the exchange offer period may be further extended until all such consents, approvals, authorizations and registrations have been obtained. Telia will not be required to extend the exchange offer beyond December 31,2002.

     If Telia extends the period of time during which the exchange offer is open, the exchange offer will expire at the latest time and date to which Telia extends the exchange offer. Telia expects to announce by press release no later than four business days following the expiration date of the exchange offer (i) the percentage of outstanding Sonera shares and Sonera warrants that have been validly tendered pursuant to the offer and (ii) whether the offer has become unconditional or whether the offer has been extended. These announcements will also be posted on Telia's website at www.telia.com.

     If all conditions to the exchange offer are satisfied or, where appropriate, waived Telia will accept for exchange all Sonera securities that have been validly tendered and not withdrawn pursuant to the terms of the exchange offer. The exchange offer will lapse unless all of the conditions to completion of the exchange offer have been and continue to be satisfied or, where appropriate, have been waived. Pursuant to the combination agreement, either Telia or Sonera may require that the exchange offer be terminated if the exchange offer has not been completed on or before December 31, 2002. Upon termination of the exchange offer, Telia will release all Sonera shares, and Sonera warrants tendered pursuant to the exchange offer as soon as reasonably possible after such termination. Telia reserves the right, at any time and from time to time, beginning two business days after the commencement of the exchange offer period, to extend or terminate this exchange offer or to amend this exchange offer in any respect in accordance with applicable law.

Procedures for Tendering

If you are a holder of Sonera shares or warrants who is directly registered in the shareholders' register or the register of warrantholders held by the Finnish Central Securities Depository on or about October 3, 2002, you will receive an acceptance form with tender instructions from the account operator managing the book-entry account where your Sonera shares or warrants are registered. The acceptance forms are also available from your book-entry account operator.

     If your Sonera shares or warrants are registered in the name of a nominee (or other custodial institution) and you wish to accept the exchange offer, you have to make such acceptance in accordance with such nominee’s instructions. Telia will not send you any documents relating to the exchange offer directly.

     If your Sonera shares or warrants have been pledged, the consent of the appropriate pledgee is required for acceptance of the exchange offer and it is your responsibility to obtain such consent.

     If you wish to accept the exchange offer, you have to complete, sign and return the acceptance form to your account operator in accordance with such account operator’s instructions on or before 4:00 p.m. Finnish time on November 8, 2002, or, if the exchange offer period has been extended, before the expiry of the exchange offer period as extended. Your book-entry account operator may ask you to return your acceptance form at an earlier date. Do not send your acceptance form directly to Telia or Sonera.

     You may accept the exchange offer only in relation to all of your Sonera shares, Sonera 1999A warrants, Sonera 1999B warrants, Sonera 2000A1 warrants, Sonera 2000A2 warrants, Sonera 2000A3 warrants or Sonera 2000A4 warrants. If you hold both Sonera shares and Sonera warrants, or Sonera warrants of more than one series, you are not obligated to tender all of your Sonera securities, but may elect instead to tender only your Sonera shares or your Sonera warrants of a particular series. Except as provided in the foregoing sentence, any partial tender of your Sonera shares or Sonera warrants may be rejected as a non-acceptance of the exchange offer. By tendering your Sonera 2000A warrants of a certain series, you are also deemed to tender your Sonera 2000B and 2000C warrants attached to your Sonera 2000A warrants of that series.

     By accepting the exchange offer, you authorize Nordea Bank Finland Plc or your account operator to effect the exchange of the relevant Sonera shares for Telia shares and the relevant Sonera warrants for warrants to be issued by Telia, including necessary registrations in the book-entry accounts, the authorization to subscribe for Telia shares and to transfer the title of tendered Sonera shares or warrants to Telia as the payment for the subscription for the Telia shares or purchase of warrants offered in the exchange offer. The authorization also covers the sale of any fractional entitlements to Telia shares by Nordea Bank Finland Plc as described below under “Fractional shares”.

     Following receipt of a duly completed acceptance form by your account operator or any asset management branch of Nordea Bank Finland Plc, each Sonera share you have tendered for exchange will be converted into one Sonera exchanged share, which represents a Sonera share in the book-entry system, that has been tendered and designated for exchange. Each Sonera 1999A warrant will be converted into one Sonera 1999A exchanged warrant, each Sonera 1999B warrant will be converted into one Sonera 1999B exchanged warrant, each Sonera 2000A1 warrant will be converted into one Sonera 2000A1 exchanged warrant, each Sonera 2000A2 warrant will be converted into one Sonera 2000A2 exchanged warrant, each Sonera 2000A3 warrant will be converted into one Sonera 2000A3 exchanged warrant and each Sonera 2000A4 warrant will be converted into one Sonera 2000A4 exchanged warrant. Each Sonera 2000A exchanged warrant represents one Sonera 2000A warrant, one Sonera 2000B warrant and two Sonera 2000C warrants. The Sonera exchanged shares and Sonera exchanged warrants will be registered on your book-entry account. You must allow five banking days for the registration of the acceptance before the Sonera exchanged shares or exchanged warrants are entered into your book-entry account. During the exchange offer period and until the listing of Sonera exchanged shares and Sonera 1999A exchanged warrants commences on the pre-list of the Helsinki Exchanges, you may not transfer any of your Sonera exchanged shares or Sonera 1999A exchanged warrants. You may not transfer any of your Sonera 1999B exchanged warrants, Sonera 2000A1 exchanged warrants, Sonera 2000A2 exchanged warrants, Sonera 2000A3 exchanged warrants or Sonera 2000A4 exchanged warrants. A transfer restriction in respect of such exchanged shares and exchanged warrants will be registered in the book-entry system. The transfer restriction in respect of Sonera exchanged shares and Sonera 1999A exchanged warrants will be removed when the listing of Sonera exchanged shares and Sonera 1999A exchanged warrants commences on the pre-list of the Helsinki Exchanges. During the exchange offer period and until the announcement of the completion of the exchange offer by Telia, each one Sonera exchanged share is equal to and, with the exception of the transfer restriction, carries the same rights as one Sonera share, and each Sonera exchanged warrant is equal to and, with the exception of the transfer restriction carries the same rights as one underlying Sonera warrant.

     An application will be made to the Helsinki Exchanges to list the Sonera exchanged shares and Sonera 1999A exchanged warrants on the pre-list of the Helsinki Exchanges. The listing is expected to commence on the first banking day following the announcement by Telia that the exchange offer will be completed. The trading in Sonera exchanged shares and Sonera 1999A exchanged warrants will cease as soon as the Sonera exchanged shares and Sonera 1999A exchanged warrants have been converted into Telia shares and Telia 2002/2005:A warrants respectively, and such Telia shares are registered on the book-entry account of each tendering shareholder, and such Telia warrants are registered on the book-entry account of each tendering warrant holder.

     Following completion of the exchange offer, each Sonera exchanged securities will be converted into Telia securities in the book-entry system as follows:

•	each Sonera exchanged share will be converted into 1.51440 Telia shares;

•	each Sonera 1999A exchanged warrant will be converted into one Telia 2002/2005:A warrant;

•	each Sonera 1999B exchanged warrant will be converted into one Telia 2002/2005:B warrant;

•	each Sonera 2000A1 exchanged warrant will be converted into one Telia 2002/2008:A warrant, one Telia 2002/2008:B warrant and two Telia 2002/2008:C warrants;

•	each Sonera 2000A2 exchanged warrant will be converted into one Telia 2002/2008:D warrant, one Telia 2002/2008:E warrant and two Telia 2002/2008:F warrants;

•	each Sonera 2000A3 exchanged warrant will be converted into one Telia 2002/2010:A warrant, one Telia 2002/2010:B warrant and two Telia 2002/2010:C warrants; and

•	each Sonera 2000A4 exchanged warrant will be converted into one Telia 2002/2010:D warrant, one Telia 2002/2010:E warrant and two Telia 2002/2010:F warrants.

The conversion will take place after the increase in Telia’s share capital and the issue of debentures with attached warrants has been registered with the Swedish Patent and Registration Office.

     If the exchange offer is not completed, the Sonera exchanged shares and Sonera exchanged warrants will be converted back into Sonera shares and Sonera warrants in the book-entry accounts of the holders of the Sonera exchanged shares or exchanged warrants as applicable, as soon as practicably possible.

     The method of delivery of acceptance forms and all other required documents is at your option and risk, and the delivery will be deemed made only when actually received by an asset management branch of Nordea Bank Finland Plc or your book-entry account operator. In all cases, you should follow the instructions sent to you by your book-entry account operator and allow sufficient time to ensure timely delivery.

Withdrawal Rights

Sonera securities tendered for exchange, including the Sonera exchanged shares and Sonera exchanged warrants, may be withdrawn at any time prior to the applicable expiration of the exchange offer period.

     For your withdrawal to be effective, you must follow the procedures described below and the instructions sent to you by your book-entry account operator, including:

•	in the event that you are a holder of Sonera exchanged shares or Sonera exchanged warrants who is directly registered in the shareholders’ register or the register of warrantholders held by the Finnish Central Securities Depository, you must submit a written notice of withdrawal to your book-entry account operator, for arrival prior to the expiration date and time of the exchange offer, and

•	in the event that you are a holder of Sonera exchanged shares or Sonera exchanged warrants that are registered in the name of a nominee (or other custodial institution), you must instruct such nominee (or other custodial institution) to submit a written notice of withdrawal to the book-entry account operator of your nominee, for arrival prior to the expiration date and time of the exchange offer.

The written notice of withdrawal must be submitted to the book-entry account operator to which the original acceptance form was delivered. Account details for the redelivery of the tendered securities must be included in the notice of withdrawal.

     Your book-entry account operator is entitled to charge a fee for the withdrawals as agreed between you and your account operator.

     After the applicable expiration date of the exchange offer holders who tendered their Sonera securities will have no withdrawal rights.

     The tender offer is subject to the condition that prior to the expiration of the exchange offer, Sonera shares, including Sonera ADSs, representing more than 90 percent of the shares and votes in Sonera on a fully diluted basis shall have been validly tendered and not withdrawn. In the event that this minimum condition is not satisfied, the completion of the exchange offer would require the waiver of the minimum condition by both Telia and Sonera. Currently, Telia and Sonera have no intention to waive the minimum condition.

Announcement of the Results of the Exchange Offer

Telia will make the results of the exchange offer public by an announcement to be issued four business days after the expiration of the exchange offer period or the expiration of the extended exchange offer period, if applicable. The announcement will be made by means of a stock exchange release which will also be posted on Telia’s web site at www.telia.com and include information as to whether or not the exchange offer will be completed.

     Following such announcement, completion of the exchange offer will remain subject to a condition whereby Telia is entitled to abandon the exchange offer on the basis of the valuation of the exchange offer in comparison to the price payable for Sonera shares in a mandatory redemption offer that may follow the completion of the exchange offer.

Delivery of Telia Shares and Warrants

If the exchange offer is completed and all the conditions fulfilled, Telia shares and warrants will be delivered to the Finnish book-entry accounts of the holders of the Sonera exchanged shares or Sonera exchanged warrants through a book-entry link between the Finnish Central Securities Depository (FCSD) and the Swedish Central Securities Depository.

     Provided that the announcement of completion of the exchange offer by Telia is made by November 14, 2002, the Telia shares and Telia warrants are expected to be entered into the relevant book-entry accounts on or about November 29, 2002 and Telia shares and Telia 2002/2005:A warrants are expected to become eligible for trading as from December 2, 2002 from which date the trading in Telia shares and Telia 2002/2005:A warrants is also expected to commence on the Helsinki Exchanges.

Dividend Payments

The Telia shares to be issued in connection with the exchange offer will have the same dividend rights as the other currently outstanding Telia shares with respect to the fiscal year 2002 and subsequent years.

     The Swedish Central Securities Depository will transfer any dividend paid by Telia on the Telia shares held in Finnish book-entry accounts in a single sum in Swedish kronor to the Finnish Central Securities Depository who in turn is responsible for distributing the dividends to the book-entry account operators in euros. The book-entry account operators will pay the dividend to the bank accounts related to the book-entry accounts of the holders entitled to the dividend.

Fractional Shares

Fractional entitlements to Telia shares will not be delivered to holders of Sonera shares validly tendered in the exchange offer. To the extent that holders of Sonera shares are entitled to receive fractions of Telia shares in exchange for their Sonera shares, those fractional entitlements will be combined with the other holders’ fractional entitlements and subsequently sold on behalf of such holders on the Stockholm Exchange or the Helsinki Exchanges. Such holders of Sonera shares will receive a cash consideration corresponding to the price for the fraction of the Telia share, which price shall be based on the average net sale price (after deduction of related fees and expenses, excluding any commission) of all the shares combined from the fractional entitlements and sold on behalf of those tendering holders.

     By the acceptance of the exchange offer the tendering Sonera shareholder authorizes Nordea Bank Finland Plc to combine such holder’s fractional entitlements to a Telia share with other such fractional entitlements and sell them on the Stockholm Exchange or the Helsinki Exchanges. The sales are intended to take place promptly after the conditions referred to above under Summary Conditions to Completion of the Exchange Offer have been fulfilled. The payment of the consideration for the fractional entitlements will be made into the bank account related to the book-entry account of the holders entitled to fractional entitlements within ten banking days after the sale of the combined fractional entitlements on the Stockholm Exchange or the Helsinki Exchanges.

     No commissions will be charged from the holders for the sale of fractional entitlements.

Costs and Finnish Transfer Taxes

If a holder of Sonera shares or Sonera warrants is directly registered in the shareholders’ or warrantholders’ register held by the FCSD, such holder will not have to pay any duties and fees in Finland relating to book-entry registrations in connection with his or her acceptance of the exchange offer or the conversion of Sonera shares or warrants into Telia shares or warrants. The book-entry account operator may charge a fee for other services in connection with the exchange offer as agreed between the holder and the account operator. If a holder has Sonera shares or warrants registered in the name of a nominee (or other custodial institution) such nominee may charge such holder for tendering Sonera shares or warrants on such holder’s behalf.

     Telia shall be responsible for the payment of Finnish transfer taxes, if any, levied on the exchange of Sonera securities as well as other fees relating to the registrations of Sonera exchanged securities and Telia securities in the Finnish book-entry system in connection with the exchange offer.

     The holder of Sonera exchanged shares and Sonera 1999A exchanged warrants shall be responsible for any fees charged by the account operator for trading in the Sonera exchanged shares and Sonera 1999A exchanged warrants as agreed between the holder and the account operator.

Mandatory Redemption Offer and Compulsory Acquisition

In the event that the minimum condition is not satisfied, the completion of the exchange offer would require that Telia and Sonera waive the minimum condition. Under the Finnish Securities Market Act, in the event Telia acquires Sonera shares representing more than two-thirds of the total voting rights attaching to Sonera shares, Telia would be required, within one month after the expiration of the exchange offer period, to offer to purchase the remaining Sonera shares and warrants. In connection with such a redemption offer Telia may, but has no obligation to, continue to offer to exchange Sonera shares into Telia shares and Sonera warrants into Telia warrants. In any event Telia is required to offer to purchase the remaining Sonera shares and warrants for cash at their “fair price”.

     According to the Finnish Securities Market Act, in the event that the consideration paid for securities in a voluntary tender offer would be deemed to be lower than the consideration offered in the redemption offer, the bidder would be required to pay the difference in cash to all security holders who tendered their securities in the voluntary offer. The applicability and interpretation of the said rule is, however, unclear in connection with exchange offers. Telia has sought a statement on the matter from the Finnish Financial Supervision Authority (“FSA”). Applying the interpretation adopted in the statement dated September 30, 2002 of FSA, such additional consideration would be payable to the Sonera security holders who tendered their securities in the exchange offer, only if the above-mentioned cash price per Sonera share to be paid in the redemption offer was to exceed EUR 6.68, see further the prospectus.

     Telia has a right to terminate the exchange offer after the exchange offer period has ended, if one of the conditions to the exchange offer is not satisfied. Telia may elect to terminate the combination agreement and abandon the exchange offer if it determines in good faith that the cash amount it may be required to pay in a mandatory redemption made under Finnish law after the completion of the exchange offer exceeds, by 0.27 euro per Sonera share, or 300 million euro in aggregate for all outstanding Sonera shares, the value of the Telia shares offered in the exchange offer. This condition is important to Telia and is intended to protect Telia from having to make a large cash payment in connection with the exchange offer by allowing Telia to terminate the transaction. Whether Telia exercises its right to terminate the combination agreement and abandon the exchange offer based on the failure of this top-up condition to be satisfied depends in large part on the price development of Sonera and Telia shares. While the Finnish Financial Supervision Authority has recently issued a ruling that, if followed, would, at the prevailing price levels, mean that Telia would not have to make any additional payment after the completion of the exchange offer to those shareholders accepting the exchange offer, the Finnish Financial Supervision Authority’s ruling remains subject to legal challenge in that it is not binding on Finnish courts. If a Finnish court were to determine, contrary to the statement of the Finnish Financial Supervision Authority, that the equivalent cash value of the Telia shares were to be based, for example, on the prevailing price of the Telia share at the completion of the exchange offer, and in the event the exchange offer were to have been completed on September 30, 2002, Telia would then have been obligated to make a total top-up payment of 1.05 euro per share or 1,175.4 million euro in aggregate for all outstanding Sonera shares. If Telia had to take a decision on whether to invoke this condition on the basis of information to Telia as of the date of the prospectus, Telia would invoke the condition. However, Telia’s Board of Directors does not expect to be in a position to finally determine whether to invoke the condition until immediately prior to the completion of the exchange offer, currently expected to take place on or about November 29, 2002. In making such determination, Telia will consider various facts and circumstances, such as the price development of the Telia and Sonera shares, including the development of the twelve-month volume-weighted average trading price for the Sonera share; alternative interpretations of the relevant provision of Finnish law; and any legal or other developments that could make it more or less likely that the application of the provisions of the Finnish Securities Market Act would be consistent with the statement of the Finnish Financial Supervision Authority.

     Under the Finnish Companies Act, once Telia acquires more than nine-tenths of all Sonera shares and all votes attaching thereto, it shall have the right to acquire the shares held by the other Sonera shareholders for a “fair price” in a compulsory acquisition proceeding. In addition, the minority shareholders would have the right to require that Telia purchase their Sonera shares for a “fair price”. One or more arbitrators appointed by the Central Chamber of Commerce of Finland shall resolve disputes concerning the right of redemption or the redemption price.

Trading in Sonera Securities During the Exchange Offer Period and After Completion of the Exchange Offer

Sonera shares and Sonera 1999A warrants not tendered in the exchange offer will continue to trade on the Helsinki Exchanges during the exchange offer period. Sonera exchanged shares and Sonera 1999A exchanged warrants are expected to be listed on the pre-list of the Helsinki Exchanges as from the first banking day after the announcement of the completion of the exchange offer.

Listing of Telia Shares and 2002/2005:A Warrants

An application will be made to the Helsinki Exchanges to list Telia shares and Telia 2002/2005: A warrants on the main list of the Helsinki Exchanges. The listings on the Helsinki Exchanges are expected to commence on or about December 2, 2002, subject to the completion of the exchange offer.

Delisting of Sonera Securities

Sonera will seek to delist its securities from the Helsinki Exchanges as soon as practicable after completion under applicable rules and regulations. The rules of the Helsinki Exchanges permit the discontinuation of listing of Sonera’s securities after all the Sonera shares have been exchanged for Telia shares or redeemed by Telia.

Terms and Conditions of the New Telia Warrants

Below is a brief description of the terms and conditions of the Telia warrants to be issued in 14 series to mirror the terms and conditions of the outstanding series of Sonera warrants. The approximately 0.95 percent difference between the terms of the exchange offer as regards Sonera shares, whereby holders of Sonera shares will receive 1.51440 Telia shares for each Sonera share they tender, and the terms of the Telia warrants, where each Telia warrant entitles the holder thereof to subscribe for 1.5 Telia shares, has been compensated for by setting the exercise price of each Telia warrant at a correspondingly lower level than the exercise price for the Sonera warrants. For the complete terms and conditions, and the complete additional terms and conditions, please refer to the prospectus.

     The warrants will be registered by the Swedish Central Securities Depository in a securities register pursuant to Chapter 4 of the Swedish Act on Operation of Financial Instruments Accounts and, consequently, no physical securities will be issued.

     Each warrant entitles the holder to subscribe for 1.5 new Telia shares.

			For each
One Telia	Exercise price		Sonera
warrant	per share, SEK	Exercise period	warrant

2002/2005:A	72.02	June 1, 2001–June 30, 2005	1999A
2002/2005:B	132.82	June 1, 2003–June 30, 2005	1999B
2002/2008:A	347.38	Nov 2, 2002–May 31, 2008	2000A1
2002/2008:B	347.38	May 2, 2003–May 31, 2008	2000B1
2002/2008:C	347.38	May 2, 2004–May 31, 2008	2000C1
2002/2008:D	108.17	Nov 2, 2002–May 31, 2008	2000A2
2002/2008:E	108.17	May 2, 2003–May 31, 2008	2000B2
2002/2008:F	108.17	May 2, 2004–May 31, 2008	2000C2
2002/2010:A	49.09	Nov 2, 2002–May 31, 2010	2000A3
2002/2010:B	49.09	May 2, 2003–May 31, 2010	2000B3
2002/2010:C	49.09	May 2, 2004–May 31, 2010	2000C3
2002/2010:D	33.64	Nov 2, 2002–May 31, 2010	2000A4
2002/2010:E	33.64	May 2, 2003–May 31, 2010	2000B4
2002/2010:F	33.64	May 2, 2004–May 31, 2010	2000C4

The exercise price and the number of Telia shares which each warrant entitles the holder to subscribe for may be recalculated in the event Telia carries out a bonus issue, a rights issue and in certain other circumstances.

     The exercise period may be brought forward in connection with mergers and in certain other situations.

     The additional terms and conditions for the Telia warrants, which are applicable to each series of Telia warrants except warrants of series 2002/2005:A, which further reflect the terms and conditions of the Sonera warrants, include the following.

•	The holder shall not be entitled to transfer the warrants until the exercise period begins.

•	If the holder’s employment with Telia or any of its subsidiaries terminates before a warrant has become exercisable, the holder shall transfer all his/her warrants to Telia Förlagslån AB without compensation.

•	If the holder changes employment and becomes employed by a company within the Telia group which has its own incentive program which entitles the holder to subscribe for shares, warrants or the like and if the holder is entitled to participate in the program, he/she shall transfer all his/her warrants to Telia Förlagslån AB without compensation. (This restriction is not applicable to warrants of series 2002/2005:B).

•	Holders of warrants of series 2002/2008:A, 2002/2008:B, 2002/2008:D, 2002/2008:E, 2002/2010:A, 2002/2010:B, 2002/2010:D and 2002/2010:E are not entitled to subscribe for shares in Telia unless the development of the value of the Sonera share during the period from April 1, 1999 to December 31, 2002, inclusive, exceeds the development of the value of a certain index during the same period or unless the development of the value of the Sonera share during the period from April 1, 1999 to December 31, 2003, inclusive, exceeds the development of the value of this index during the same period.

•	Holders of warrants of series 2002/2008:C, 2002/2008:F, 2002/2010:C and 2002/2010:F are not entitled to subscribe for shares in Telia unless the development of the value of the Sonera share during the period from April 1, 1999 to December 31, 2003, inclusive, exceeds the development of the value of a certain index during the same period.

•	Holders of warrants of series 2002/2005:B are not entitled to subscribe for shares in Telia unless the cumulative earnings per share of the Sonera group for the period from January 1, 1999 to December 31, 2002, inclusive, is at least EUR 1.66 and unless the operating profit of Sonera on a consolidated basis for the same period is, on the average, at least 15 percent of the turnover.

•	Holders of warrants of series 2002/2005:B, who were members of the executive management team of Sonera Corporation prior to the merger, are, in addition to the above, not entitled to subscribe for shares in Telia unless the development of the value of the Sonera share during the period from April 1, 1999 to December 31, 2002, inclusive, exceeds the development of the value of a certain index during the same period.

•	After completion of the exchange offer, the value of the Sonera shares shall be calculated on the basis of the quoted prices of Telia’s shares on the Helsinki Exchanges multiplied by the exchange ratio of 1.51440 Telia shares per Sonera share used in the exchange offer.

Questions & Answers

When and where do I accept the exchange offer?

The exchange offer period commences on October 7, 2002 and expires on November 8, 2002 at 4:00 p.m. Helsinki time. Your book-entry account operator will send the acceptance form to you and may require that you return your acceptance form earlier than November 8,2002. The acceptance form should be submitted to your book-entry account operator. Customers of the Central Securities Depository in Finland can accept the exchange offer at any asset management branch of Nordea Bank Finland Plc.

What am I offered in the exchange offer?

You are offered 1.51440 Telia shares in exchange for one Sonera share. Sonera shareholders will not receive any fractional Telia shares. The fractions will be combined with the fractional shares of other Sonera shareholders into shares that will be sold on the Stockholm Exchange or the Helsinki Exchanges on behalf of those entitled to fractional shares. You will get a cash payment in consideration for your fractions within ten banking days after the sale of the combined fractional entitlements.

     One Telia warrant is offered in exchange for each warrant issued pursuant to Sonera’s 1999 and 2000 stock options programs.

What is a Sonera exchanged share and is it transferable?

A Sonera exchanged share is a Sonera share for which the exchange offer has been accepted. The Sonera exchanged share will be entered as a separate book-entry class into the book-entry accounts of those Sonera shareholders who have accepted the exchange offer. The Sonera exchanged shares are not transferable during the acceptance period and they are also subject to transfer restrictions. The Sonera exchanged shares can be traded as from the first banking day after Telia has announced the completion of the exchange offer, which is expected to be on or about November 14, 2002.

Are any expenses charged in relation to the exchange offer?

If your shares or warrants are directly registered in the shareholders’ register or in the register of warrantholders, held by the Finnish Central Securities Depository, there will be no charges in connection with the conversion of your Sonera shares or Sonera warrants into Telia shares or Telia warrants. Your book-entry account operator, however, may charge, according to its price list, for other services related to the exchange offer.

What will happen if I do not accept the exchange offer?

The completion of the exchange offer is conditional upon the acceptance by holders representing more than 90 percent of the Sonera shares and voting rights. Telia and Sonera currently have no intention to waive that condition. Once Telia acquires more than 90 percent of all Sonera shares and votes, it shall also have the right to require the minority shareholders to sell the remaining Sonera shares to Telia for a consideration in cash. Such a process usually has a duration of several months.

Can I withdraw my acceptance and how?

You may withdraw your acceptance during the exchange offer period. If you wish to do so, please contact your book-entry account operator for further instructions. The book-entry account operator is entitled to charge you accordingly.

For the Telia shares, do I need to have a depository for foreign shares in Finland?

No, Telia shares registered with the Finnish Central Securities Depository will be treated in the same way as Finnish shares both with regard to custody, trading and settlement.

When do I get the Telia shares and when will they be listed on the Helsinki Exchanges?

Provided that the announcement of completion of the exchange offer by Telia is made by November 14, 2002, the Telia shares are expected to be entered into the relevant book-entry accounts on or about November 29 and trading will commence on or about December 2, 2002.

When am I entitled to dividends from Telia?

Telia shares received as a result of the exchange offer entitle to dividends, if any, from fiscal year 2002 (payable in 2003), and onwards.

Where will the AGMs in TeliaSonera take place?

In Sweden, in accordance with the Swedish Companies' Act, and in the case of TeliaSonera in Stockholm.

As a Finnish shareholder, can I participate (and vote) in the TeliaSonera AGMs?

Yes, but you must on the record date for the meeting, i.e. ten calendar days before the meeting, be temporarily registered in TeliaSonera's share register in your own name and you must give notice to TeliaSonera of your intention to attend. Each TeliaSonera share entitles to one vote.

How are dividends from TeliaSonera paid to shareholders in Finland?

Dividends on TeliaSonera shares held in the Finnish book-entry accounts will be paid, in Swedish kronor, to the Finnish Central Securities Depository for distribution, in euros, to the book-entry account operators, who in turn will distribute the dividend payments to the bank accounts of the holders entitled to dividends.

How are dividends taxed and what about transfer tax in connection with the exchange offer?

Dividend income received on TeliaSonera shares will not qualify for a tax credit under the Finnish imputation system. According to the Nordic tax treaty, Swedish withholding tax of 15 percent will normally be levied on dividends paid to shareholders' resident in Finland. Any dividend distributed by Telia to a Finnish individual is taxable in Finland as capital income at a rate of 29 percent. Swedish withholding tax imposed may be credited against tax levied in Finland. Transfer tax may be levied in Finland, but Telia has, pursuant to the terms of the exchange offer, undertaken to pay such transfer tax, if any.

What happens if the exchange offer is not completed?

Your Sonera exchanged shares and exchanged warrants will then be converted back into Sonera shares and warrants.

What publication policy will the combined company have, once the exchange offer is completed?

TeliaSonera intends to publish financial reports and press releases in Swedish, English and Finnish. The reporting currency will be Swedish krona. However, key financial information will also be presented in euro.

Where can I obtain more information?

The prospectus is available from asset management branches of Nordea Bank Finland Plc, commercial paper offices of OKO Bank Group member cooperative banks and Okopankki Oyj, HEXGate and on the Internet, www.telia.com/investorrelations and www.sonera.com/exchangeoffer

Important Preliminary Dates

October 3:	Distribution of marketing brochures and acceptance forms to registered holders of Sonera shares and warrants starts.
October 7:	Acceptance period commences.
November 8:	Acceptance period ends. Your book-entry account operator may require that you return your acceptance form at an earlier date.
November 14:	Announcement of Telia’s decision whether to complete, extend or abandon the exchange offer.
November 15:	Start of trading for the Sonera exchanged shares and Sonera 1999A exchanged warrants on the pre-list of the Helsinki Exchanges.
November 29:	Telia shares and warrants to be entered into book-entry accounts.
December 2:	Start of trading for the Telia-shares and warrants on the main list of the Helsinki Exchanges.

This Is What You Should Do

•	Study the terms and conditions carefully.

•	Once you have decided to accept, fill in the acceptance form according to the instructions in the form. Your book-entry account operator will send the acceptance form to you.

•	Deliver the acceptance form according to the instructions given by your book-entry account operator.

Telia AB (publ) Investor Relations SE-123 86 Farsta, Sweden Tel. +46 (0)8-713 10 00 Fax. +46 (0)8-713 69 47 www.telia.com Corp. Reg. No: 556103-4249 Registered Office: Stockholm

Forward-Looking Statements

This document contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the merger; future financial and operating results; actions to be taken by the combined company following the merger; and the timing and benefits, including synergy benefits, of the merger.

The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: the failure of the shareholders of Telia to approve the capital increase necessary to implement the transaction, the failure of the minimum tender condition, or the failure of other conditions to the offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services.

Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE

SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.